Exhibit 99.1
KB Financial Group Inc. and Subsidiaries
Consolidated Financial Statements
December 31, 2008

KB Financial Group Inc. and Subsidiaries
Index
December 31, 2008

Page(s)

Report of Independent Auditors	1~2

Consolidated Financial Statements

Balance Sheet	3

Statement of Income	4~5

Statement of Changes in Shareholders’ Equity	6

Statement of Cash Flows	7~8

Notes to Consolidated Financial Statements	9~78

Report of Independent Auditors
To the Shareholders and Board of Directors of
KB Financial Group Inc.
We have audited the accompanying consolidated balance sheet of KB Financial Group Inc. and subsidiaries (collectively the “Consolidated Company”) as of December 31, 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the period from September 29, 2008 to December 31, 2008, expressed in Korean won. These financial statements are the responsibility of the Consolidated Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Kookmin Bank and certain other consolidated subsidiaries. These statements were audited by other auditors whose reports have been furnished us and our opinion, insofar as it relates to the amounts included for Kookmin Bank and certain other consolidated subsidiaries, is based solely on the reports of the other auditors.
We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Company as of December 31, 2008, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the period from September 29, 2008 to December 31, 2008, in conformity with accounting principles generally accepted in the Republic of Korea.
As explained in Notes 3 and 9 to the consolidated financial statements, the Consolidated Company revalued its land in accordance with the revised Statement of Korea Financial Accounting Standards No. 5, Property and equipment.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
Seoul, Korea
March 13, 2009

This report is effective as of March 13, 2009, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries
Consolidated Balance Sheet
December 31, 2008

(in millions of Korean won)	2008

Assets
Cash and due from banks (Notes 4, 20 and 27)	~~W~~	8,316,197
Securities (Notes 5 and 20)		38,985,268
Loans receivable, net (Notes 6, 7, 8 and 20)		198,930,186
Property and equipment, net (Note 9)		3,502,549
Other assets, net (Notes 3, 8, 10, 19 and 22)		17,814,591

Total assets	~~W~~	267,548,791

Liabilities and Shareholders’ Equity
Liabilities
Deposits (Notes 11 and 20)	~~W~~	162,210,372
Borrowings, net (Notes 12 and 20)		63,495,480
Other liabilities (Notes 13, 14, 15, 16, 18, 19, 20 and 22)		25,780,892

Total liabilities		251,486,744

Shareholders’ equity (Note 17)
Common stock		1,781,758
Capital surplus		15,473,511
Capital adjustment		(3,145,102)
Accumulated other comprehensive income		1,087,503
Retained earnings		630,941
Minority interest		233,436

Total shareholders’ equity		16,062,047

Total liabilities and shareholders’ equity	~~W~~	267,548,791

The accompanying notes are an integral part of these consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Consolidated Statement of Income
For the period from September 29 to December 31, 2008

(in millions of Korean won, except per share amounts)	2008

Operating revenues
Interest income
Interest on due from banks	~~W~~	111,344
Interest on securities		963,220
Interest on loans		7,876,491
Other interest income (Note 7)		27,331

		8,978,386

Gain on valuation and disposal of securities
Gain on valuation of trading securities		113,913
Gain on disposal of trading securities		106,737
Gain on disposal of available-for-sale securities		60,380
Gain on disposal of held-to-maturity securities		209

		281,239

Gain on valuation and disposal of loans (Note 6)		16,717

Gain on foreign currency transactions		1,468,930

Commission income		751,830

Fees and commissions from trust accounts		70,792

Dividend income		58,905

Insurance revenue		306,838

Other operating income
Gain on derivatives trading		11,998,947
Gain on valuation of derivatives (Note 19)		5,757,919
Recovery of losses from acceptance and gurantee		121
Recovery of losses from other doubtful accounts		21,596
Income from operating private equity fund		104
Other operating income		16,959

		17,795,646

		29,729,283

KB Financial Group Inc. and Subsidiaries
Consolidated Statement of Income
For the period from September 29 to December 31, 2008

(in millions of Korean won, except per share amounts)	2008

Operating expenses
Interest expense
Interest on deposits		3,483,450
Interest on borrowings		1,582,833
Other interest expenses		34,525

		5,100,808

Loss on valuation and disposal of securities
Loss on disposal of trading securities		157,738
Loss on disposal of available-for-sale securities		46,472
Loss on disposal of held-to-maturity securities		43
Impairment loss on available-for-sale securities (Note 5)		67,282
Impairment loss on held-to-maturity securities (Note 5)		27,344

		298,879

Loss on valuation and disposal of loans (Notes 6 and 8)		1,448,983

Loss on foreign currency transactions		1,214,401

Commission expenses		421,844

Selling and administrative expenses (Notes 9, 10, 13, 18 and 21)		2,064,397

Insurance expense		308,530

Other operating expenses
Loss on derivatives trading		12,593,167
Loss on valuation of derivatives (Note 19)		4,720,481
Loss on valuation of fair value hedged items (Notes 5, 11, 12, 19)		495,194
Provision for acceptance and gurantee losses		64,523
Provision for other doubtful accounts		71,449
Contribution to fund		176,512
Losses from operating private equity fund		3,236
Other operating expenses		119,578

		18,244,140

		29,101,982

Operating income		627,301

Non-operating income (Notes 5 and 9)		498,756

Non-operating expenses (Notes 5 and 9)		186,649

Income before income taxes		939,408

Income tax expense (Note 22)		329,580

Net income	~~W~~	609,828

Parent Company interests in net income	~~W~~	611,927
Minority interests		(2,099)

Per share data (Note 23)

Basic and diluted earnings per share	~~W~~	2,134
The accompanying notes are an integral part of these consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Consolidated Statement of Changes in Shareholders’ Equity
For the period from September 29 to December 31, 2008

(in millions of Korean won)							Accumulated
	Capital		Capital		Capital		Other Comprehensive		Retained		Minority
	Stock		Surplus		Adjustment		Income and Expense		Earnings		Interest		Total

September 29, 2008	~~W~~	1,781,758	~~W~~	15,481,189	~~W~~	(4,208,098)	~~W~~	—	~~W~~	—	~~W~~	50,805	~~W~~	13,105,654
Net income		—		—		—		—		611,927		(2,099)		609,828
Disposal of treasury stocks owned by subsidiaires		—		—		1,065,414		—		—		—		1,065,414
Purchase of additional subsidiaries		—		—		—		—		—		184,245		184,245
Valuation of available-for-sale securities		—		—		—		193,231		—		29		193,260
Valuation of held-to-maturity securities		—		—		—		27		—		32		59
Changes in equity method investments		—		—		—		(53)		—		—		(53)
Valuation of derivative instruments		—		—		—		442		—		424		866
Valuation of tangible asset		—		—		—		893,856		—		—		893,856
Changes in retained earnings of trust accounts		—		—		—		—		3,168		—		3,168
Changes in retained earnings of subsidiaries		—		—		—		—		15,846		—		15,846
Others		—		(7,678)		(2,418)		—		—		—		(10,096)

December 31, 2008	~~W~~	1,781,758	~~W~~	15,473,511	~~W~~	(3,145,102)	~~W~~	1,087,503	~~W~~	630,941	~~W~~	233,436	~~W~~	16,062,047

The accompanying notes are an integral part of these consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Consolidated Statement of Cash Flows
For the period from September 29 to December 31, 2008

(in millions of Korean won)	2008

Cash flows from operating activities

Net income	~~W~~	609,828

Adjustments to reconcile net income to net cash used in operating activities
Impairment loss on available-for-sale securities		67,282
Impairment loss on held-to-maturity securities		27,344
Provision for possible loan losses		1,415,107
Depreciation and amortization		267,076
Provision for severance benefits		95,757
Loss on valuation of fair value hedged items		495,194
Provision for acceptance and gurantee losses		64,523
Provision for other doubtful accounts		71,449
Provision for responsibilities reserve		175,519
Loss on valuation of equity method investments		86,110
Impairment loss on property and equipment		56,062
Gain on valuation of trading securities		(113,913)
Gain on valuation of foreign currency, net		(339,995)
Gain on valuation of derivatives, net		(1,037,438)
Recovery of stock-based payments		(27,291)
Interest income		(36,209)
Recovery of other doubtful accounts		(21,596)
Gain on valuation of equity method investments		(4,159)
Gain on disposal of equity method investments		(430,717)
Others, net		99,586

		909,691

Changes in operating assets and liabilities
Decrease in trading securities		37,980
Decrease in available-for-sale securities		19,895
Increase in held-to-maturity securities		(519,923)
Increase in loans receivable		(8,821,859)
Increase in accounts receivable		(1,002,934)
Increase in accrued income		(90,375)
Decrease in prepaid expenses		20,162
Decrease in deferred income tax assets		175,623
Decrease in derivative assets		833,516
Decrease in sundry assets		130,938
Increase in accounts payable		929,089
Increase in accrued expenses		327,777
Increase in unearned revenues		34,966
Increase in withholding taxes		51,230
Increase in accounts for agency business		53,203
Decrease in derivative liabilities		(681,041)
Payment of severance benefits		(36,860)
Increase in severance insurance deposits		(86,604)
Decrease in deferred tax liabilities		(169,358)
Decrease in other provisions for doubtful accounts		(79,070)
Others, net		(612,476)

		(9,486,121)

Net cash used in operating activities		(7,966,602)

KB Financial Group Inc. and Subsidiaries
Consolidated Statement of Cash Flows
For the period from September 29 to December 31, 2008

(in millions of Korean won)	2008

Cash flows from investing activities
Proceeds from disposal of equity method investments	~~W~~	726,985
Proceeds from disposal of property and equipment		2,914
Proceeds from guarantee deposits		42,721
Proceeds from domestic exchanges settlement debits		164,444
Deposits made to restricted due from banks		(1,138,426)
Acquisition of equity method investments		(835,783)
Acquisition of property and equipment		(357,430)
Acquisition of intangible assets		(75,276)
Deposits made for guarantee		(92,226)
Loans granted to trust accounts		(33,864)

Net cash used in investing activities		(1,595,941)

Cash flows from financing activities
Net increase in deposits		2,440,935
Net increase in call money		151,481
Net increase in borrowings		1,406,909
Increase in debentures		10,042,833
Net increase in borrowings from trust accounts		1,306,463
Net increase in securities sold		326,675
Disposal of treasury stock		901,344
Increase in minority interest		12,553
Net decrease in bills sold		(319,679)
Net decrease in bonds sold under repurchase agreements		(898,824)
Decrease in debentures		(2,391,102)
Net decrease in domestic exchanges remittances pending		(2,266)
Net decrease in foreign exchanges remittances pending		(8,931)
Acquisition of treasury stock		(3,410,033)
Payment of stock issuance costs		(2,418)

Net cash provided by financing activities		9,555,940

Increase in cash and due from banks due to change in scope of consolidation		171,689
Net increase in cash and cash equivalents		165,086

Cash and cash equivalents (Note 27)
Beginning of period		3,215,507

End of period	~~W~~	3,380,593

The accompanying notes are an integral part of these consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
1. The Parent Company
KB Financial Group Inc. (the “Parent Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to affiliated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Parent Company’s common stock as of December 31, 2008, is ~~W~~ 1,781,758 million.
The Parent Company is authorized to issue 1,000 million shares. The Parent Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.
Major shareholders as of December 31, 2008, are as follows:

	Number of Shares	Percentage of
Name of Shareholder	Owned	Ownership (%)

National Pension Service	23,284,404	6.53
ING BANK N.V.,AMSTERDAM	18,045,437	5.06
2. Scope of Consolidation and Equity Method Accounting
Details of subsidiaries are as follows:
(1) Kookmin Bank
Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective on January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act. The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the resolution of the Financial Services Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Kookmin Bank’s common stock as of December 31, 2008, is ~~W~~ 2,181,896 million.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The Bank’s shares have been listed on the KRX since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the KRX on November 9, 2001. In addition, the Bank listed its ADS on the NYSE on November 1, 2001, following the consolidation with H&CB. H&CB listed its ADS on the NYSE on October 3, 2000, prior to the business combination. The Bank became a wholly owned subsidiary of the Parent Company through comprehensive stock transfer on September 29, 2008. In addition, the Bank’s listed shares and depository shares on the KRX and the NYSE were delisted on October 10, 2008 and September 26, 2008.
The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Trust Business Act, and Specialized Credit Financial Business Act, respectively. The Bank with headquarters based in Seoul operates through 1,245 domestic branches and offices (excluding 288 automated teller machine stations) and five overseas branches (excluding two subsidiaries and three offices) as of December 31, 2008.
(2) KB Investment & Securities Co., Ltd.
KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in security trading, underwriting and brokerage services. On March 11, 2008, the former name of Hannuri Investment & Securities changed to KB Investment & Securities. Its headquarters are located in Seoul. KB Investment & Securities common stock as of December 31, 2008, is ~~W~~ 78,000 million.
(3) KB Asset Management Co., Ltd.
KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investment in securities and on July 1997 started to engage in security investment trust operations under the Security Investment Trust Business Act. Its headquarters are located in Seoul. KB Asset Management’s common stock as of December 31, 2008, is ~~W~~ 38,338 million.
(4) KB Real Estate Trust Co., Ltd.
KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust service including land trust. Under Section 3 of the Trust Business Act, Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. Over 22 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s common stock as of December 31, 2008, is ~~W~~ 80,000 million.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
(5) KB Investment Co., Ltd.
KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide service to small startup companies. Main business operation is to invest in venture companies and small startup companies, and to organize a startup investment cooperative. On April 3, 1990, the company under Section 7 of the Support for Small and Medium Enterprise Establishment Act was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March 2001, the company, under the Industrial Development Act, was selected for Corporate Restructuring Company by the Ministry of Knowledge Economy. Its headquarters are located in Seoul. KB Investment’s common stock as of December 31, 2008, is ~~W~~ 44,759 million.
(6) KB Futures Co., Ltd.
KB Futures Co., Ltd. (the “KB Futures”) was established on March 1997 to engage in futures trading, trust, intermediation, or brokerage services. The company became a member of the KRX on January 8, 1999. Its headquarters are located in Seoul. KB Futures’ common stock as of December 31, 2008, is ~~W~~ 20,000 million.
(7) KB Credit Information Co., Ltd.
KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection service and credit research service. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s common stock as of December 31, 2008, is ~~W~~ 6,262 million.
(8) KB Data Systems Co., Ltd.
KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing service. Its headquarters are located in Seoul. KB Data Systems’ common stock as of December 31, 2008, is ~~W~~ 8,000 million.
(9) KB Life Insurance Co., Ltd.
KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd. undertaking all the insurance contracts and related assets and liabilities. Life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s common stock as of December 31, 2008, is ~~W~~ 156,000 million.
10) Kookmin Bank Int’l Ltd. (London)
Kookmin Bank Int’l Ltd. (London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivative. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd. (London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd. (London)’s paid in capital as of December 31, 2008, is GBP 20 million.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
11) Kookmin Bank Hong Kong Ltd.
Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s paid in capital as of December 31, 2008, is USD 20 million.
12) National Pension Service KBIC Private Equity Fund No.1
National Pension Service KBIC Private Equity Fund No. 1 (the “NPS-KBIC-PEF No.1”), in accordance with Article (2)4-2 of Indirect Investment Asset Management Business Act, was established in August 4, 2008. NPS-KBIC-PEF No. 1 invests its capital to improve business structure and ultimately to maximize the value of its investees. Subsequently, the increased value will be distributed back to its investors. Its headquarters are located in Seoul. NPS-KBIC- PEF No.1’s paid in capital as of December 31, 2008, is ~~W~~ 176,200 million.
The Parent Company’s percentage of ownership in its subsidiaries as of December 31, 2008, is as follows:

Investors	Investees	Year End	Number of Shares	Ownership (%)

KB Financial Group Inc.	Kookmin Bank	December 31	436,379,116	100.00
	KB Investment & Securities Co., Ltd.	March 31	15,600,000	100.00
	KB Asset Management Co., Ltd.	March 31	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	December 31	16,000,000	100.00
	KB Investment Co., Ltd.	December 31	8,951,797	100.00
	KB Futures Co., Ltd.	March 31	4,000,000	100.00
	KB Credit Information Co., Ltd.	December 31	1,252,400	100.00
	KB Data Systems Co., Ltd.	December 31	800,000	100.00
Kookmin Bank	KB Financial Group Inc.	December 31	47,407,671	13.30
	KB Life Insurance Co., Ltd.	March 31	15,912,000	51.00
	Kookmin Bank Int'l Ltd. (London)	December 31	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	December 31	2,000,000	100.00
KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1	December 31	4,510,720,000	2.56
Certain trust accounts whose principal or fixed rate of return is guaranteed by Kookmin Bank are included in the consolidated financial statements in accordance with the accounting guidelines of the Financial Supervisory Commission in the Republic of Korea. The consolidated and non-consolidated trust accounts as of December 31, 2008, are as follows:

			Operating
(In millions of Korean won)	Total Assets		Revenues

Consolidated	~~W~~	3,514,984	~~W~~	112,910
Non consolidated		9,870,414		244,513

	~~W~~	13,385,398	~~W~~	357,423

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The condensed financial information of subsidiaries as of and for the year ended December 31, 2008, follows:

			Common		Shareholders’		Operating		Net Income
(In millions of Korean won)	Total Assets		Stock		Equity		Revenues[1]		(Loss)[1]

Kookmin Bank	~~W~~	262,093,177	~~W~~	2,181,896	~~W~~	17,314,094	~~W~~	29,067,498	~~W~~	234,931
KB Investment & Securities Co., Ltd.		2,052,261		78,000		322,096		167,575		17,336
KB Asset Management Co., Ltd.		126,772		38,338		116,473		34,660		14,504
KB Real Estate Trust Co., Ltd.		221,353		80,000		97,469		27,991		(10,096)
KB Investment Co., Ltd.		115,385		44,759		103,788		5,909		884
KB Futures Co., Ltd.		150,142		20,000		38,206		14,181		3,224
KB Credit Information Co., Ltd.		50,573		6,262		44,468		26,947		1,783
KB Data Systems Co., Ltd.		46,532		8,000		26,539		101,744		5,078
KB Life Insurance Co., Ltd.		1,769,349		156,000		126,539		349,925		(3,759)
Kookmin Bank Int’l Ltd. (London)		582,111		36,353		53,809		14,930		1,768
Kookmin Bank Hong Kong Ltd.		548,032		25,150		92,206		24,500		(691)
NPS-KBIC Private Equity Fund No.1		176,030		176,200		175,936		39		(264)

[1]	Operating results are based on the management for the six month period ended December 31, 2008.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The details of equity method investees as of December 31, 2008, are as follows:

			Number of	Ownership
(In number of shares)	Investees	Year End	Shares	(%)

Kookmin Bank	KLB Securities Co., Ltd.[1]	December 31	4,854,713	36.41
	Jooeun Industrial Co., Ltd. [1]	December 31	1,999,910	99.99
	Balhae Infrastructure Fund [2]	December 31 June 30	10,310,869	12.61
	Korea Credit Bureau Co., Ltd. [3]	December 31	180,000	9.00
	Kookmin Bank Singapore Ltd. [1]	December 31	30,000,000	100.00
	Kookmin Finance Asia Ltd. (HK) [1]	December 31	700,000	100.00
	JSC Bank CenterCredit	December 31	44,136,676	30.55
	KB06-1 Venture Investment Partnership	December 31	200	50.00
	KB08-1 Venture Investment Partnership	December 31	100	66.67

KB Investment & Securities Co., Ltd	KB Investment & Securities Hong Kong Limited	March 31	999,999	99.99

KB Investment Co., Ltd.	KB06-1 Venture Investment Partnership	December 31	100	25.00
	KB08-1 Venture Investment Partnership	December 31	50	33.33
	Kookmin Investment Partnership No.16[1]	December 31	184	20.00
	Kookmin China Fund No.1[1]	December 31	13	50.00
	KTTC Kookmin Venture Fund No.1[1]	December 31	200	20.00
	KB03-1 Venture Investment Fund[1]	December 31	125	16.67
	NPC05-6 KB Venture Fund	December 31	500	20.00
	NPC07-5 KB Venture Fund	December 31	500	20.00
	KB03-1 Corporate Restructuring Fund[1]	December 31	41	29.00
	KB06-1 Corporate Restructuring Fund [4]	December 31	12	5.38
	NPS06-5KB Corporate Restructuring Fund [4]	December 31	4,750,000,000	13.57

[1]	Under liquidation.

[2]	The Bank may exercise its voting rights through its seat in the board or at an equivalent decision-making body of the investee.

[3]	The Bank has significant influence in electing a board member who may participate in the decision-making process relating to the financial and business policies of the investee.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008

[4]	KB Investment Co., Ltd. has a significant influence in the decision-making process relating to the financial and business policies of the investee.
3. Significant Accounting Policies
The consolidated financial statements are prepared in accordance with Statement of Korea Financial Accounting Standards (“SKFAS”) No. 25.
The significant accounting policies used in the preparation of consolidated financial statements are as follows:
Elimination of Investments and Equity Accounts of Subsidiaries
Investments in subsidiaries and equity accounts of subsidiaries were eliminated at the date when the Parent Company obtained control over the subsidiaries.
The Parent Company was established on September 29, 2008, through a stock transfer between former shareholders and its subsidiaries. Its current accounting period ended on December 31, 2008. The Parent Company’s acquisition cost of investments was determined as the net asset amount of investees as of June 30, 2008. Therefore, the consolidated statement of income represents operations from July 1, 2008 to December 31, 2008.
Amortization of Goodwill or Negative Goodwill
The differences between the amounts of investment and the equity accounts of subsidiaries are recorded as goodwill or negative goodwill, which is amortized or reversed using the straight-line method over 20 years, the expected period of future benefit. If additional shares are purchased after acquiring control, the difference between the additional acquisition cost and the portion of net assets acquired is credited or charged to capital surplus. Differences between the carrying amount of investments for subsidiaries and the acquisition cost due to the subsidiaries’ paid-in capital increase, stock dividends and issue of new shares without consideration are recorded as increase(decrease) in consolidated capital surplus or consolidated retained earnings.
Inter-company Transactions
All inter-company transactions are eliminated in the consolidated financial statements.
Balance Sheet Date for Consolidated Financial Statements
The balance sheet date for the consolidated financial statements is the closing date of the Parent Company. The accounts of consolidated subsidiaries whose fiscal year end is different from that of the Parent Company have been adjusted to reflect balances as of the closing date.
Special Reserve in Trust Accounts
A special reserve provided for possible future losses on certain trust accounts under the arrangement of guaranteed fixed rate of return and/or annual repayment of the principal is included under retained earnings in the consolidated financial statements.
Minority Interests
Non-controlling, outside ownership interests in a subsidiary’s shareholders’ equity are presented as minority interests.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Accounting Policies of the Parent Company and Subsidiaries (collectively the “Consolidated Company”)
The Consolidated Company adopted SKFAS No. 1 through No. 24, except No. 14, in the preparation of its consolidated financial statements as of and for the period ended December 31, 2008.
The significant accounting policies of the Consolidated Company are as follows:
Interest Income
The Consolidated Company applies the accrual basis in recognizing interest income related to due from banks, loans receivable and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans receivable secured by financial institutions or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on cash basis in accordance with the banking industry accounting standards. As of December 31, 2008, the principal amount of loans receivable and securities, whose accrued interest income was not recorded in the accompanying consolidated financial statements based on the above criteria, amounted to ~~W~~ 547,269 million, and the related loans receivable and securities total ~~W~~ 6,706,328 million.
Classification of Securities
At acquisition, the Consolidated Company classifies securities into one of the following categories: trading, available-for-sale, held-to-maturity and equity method investment, depending on marketability, purpose of acquisition and ability to hold. Securities, which are bought and held for the purpose of selling them in the near term and are actively traded, are classified as trading securities. Securities with fixed and determinable payments and fixed maturity that the Consolidated Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities which enable the Consolidated Company to exert significant influence over investees are recorded as equity method investments. Securities not classified above are categorized as available-for-sale securities.
If the objective and ability to hold securities of the Consolidated Company change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. If the Consolidated Company sells held-to-maturity securities or exercises early redemption right of securities to issuer in the current year or during the preceding two years, and if it consequently reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities unless the remaining term of the securities is short and that they can be sold when the risk of value fluctuation arising from changes in the interest rate is not material. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities are reclassified to available-for-sale securities only when the trading securities lose their marketability.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Valuation of Trading Securities
Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the moving average method, while the specified identification method is used for debt securities. When the face value of trading debt securities differs from their acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After the initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.
Valuation of Available-for-sale Securities
Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt securities. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in accumulated other comprehensive income (loss), which is charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.
If the fair value of equity securities is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the realizable value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to realizable value and the resulting valuation loss is charged to current operations. The net asset fair value of non-marketable equity securities is stated at acquisition cost. In addition, any remaining unrealized losses or gains from the valuation of securities which were accounted under other comprehensive income or loss will be eliminated and recorded as impairment loss in current operations.
Valuation of Held-to-maturity Securities
Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Valuation of Equity Method Investments
Investees over which the Consolidated Company can exercise significant influence should reflect any changes in equity after the initial purchase date. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. All other changes in equity should be accounted for under other comprehensive income and expense.
When the book value of equity method investments is less than zero due to the cumulative losses of the investees, the Consolidated Company discontinues the application of the equity method and do not provide for additional losses. If the investee subsequently reports net income, the Consolidated Company resumes the application of the equity method only after its share of that net income equals the share of net losses not recognized during the period when the equity method was suspended.
Reversal of Impairment Loss on Available-for-sale Securities and Held-to-maturity Securities
If the reasons for impairment losses of available-for-sale securities no longer exist, the recovery is recorded in current operations up to the amount of the previously recognized impairment loss as reversal of impairment loss on available-for-sale securities and any excess is included in accumulated other comprehensive income as gain on valuation of available-for-sale securities.
However, if the increases in the fair value of the impaired securities are not considered as recovery from impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in accumulated other comprehensive income. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.
When the recoverable value of held-to-maturity securities subsequently exceeds the book value, the impairment amount is recognized as gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment. Reversal of impairment of goodwill is not allowed.
Reclassification of Securities
When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date, and the difference between the fair value and book value is reported in accumulated other comprehensive income (loss) as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continues to be included in accumulated other comprehensive income (loss) and is amortized using the effective interest rate method. The amortized amount is charged to interest income or expense until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Transfer of Securities
When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the accumulated other comprehensive income (loss) is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing the control of the securities, the transaction is recorded as a secured borrowing transaction.
Allowance for Possible Losses on Credits
In accordance with SKFAS and supervisory regulations per different industry, the Consolidated Company provides an allowance for possible losses on credit. Allowances are calculated based on the estimates made through a reasonable and objective method.
The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires Kookmin Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. The Supervisory Regulation also requires Kookmin Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.
As required by the Supervisory Regulation, Kookmin Bank classifies corporate credits (loans receivable, confirmed acceptances and guarantees) based on borrowers’ capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). However, credits to small companies and to households are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. Kookmin Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or collateralized by bank deposits, real estate or other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.
Based on Kookmin Bank’s corporate credit evaluation model, credits to a borrower are classified into 17 grades from AAA to D (AAA, AA+, AA, A, BBB+, BBB, BBB-, BB+, BB, BB-, B+, B, B-, CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B- to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations. An allowance is then calculated on the category balances using the prescribed percentages of 0.85 (0.9 percent for loans receivable to economy-sensitive industries) ~ 6.9 percent for normal, 7.0 ~ 19.9 percent for precautionary, 20 ~ 49.9 percent for substandard, 50 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, Kookmin Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal, as it is not required by the Accounting Standards for the Banking Industry.
In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 1.0 ~ 9.9 percent and 1.5 ~ 14.9 percent for normal, 10 ~19.9 percent and 15 ~ 19.9 percent for precautionary, 20 ~ 54.9 and 20 ~ 59.9 percent for substandard, 55 ~ 99.9 percent and 60 ~ 99.9 percent for doubtful, and 100 percent for estimated loss.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Pursuant to the Supervisory Regulation of Banking Business, Kookmin Bank provides allowance for possible losses on confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, and notes endorsed based on the credit classification, minimum rate of loss provision prescribed by the Financial Supervisory Service and the cash conversion factor. In addition, Kookmin Bank provides other allowances for the unused credit limit of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by the Financial Supervisory Service.
In addition, when an allowance for possible loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, the historical loss rate is reflected in the provision for possible loan losses.
The method and data used for determining the allowances for loan losses based on historical loss rate by Kookmin Bank’s lending portfolios are determined as follows:

		Period of Historical	Period of
Lending Portfolios	Methodology	Loss Rate	Recovery Ratio

Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Consumer loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years
Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Consolidated Company determines the appropriate data period to be used in assessing its historical loss rate and recovery ratio.
Restructuring of Loans
The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Consolidated Company’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received is less than the book value of the loan (book value before allowances), the Consolidated Company first offsets the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans receivable that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans receivable are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Consolidated Company establishes additional allowances for the difference. Otherwise, the Consolidated Company reverses the allowances for loan losses.
Deferred Loan Origination Fees and Costs
The Consolidated Company defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Valuation of Receivables and Payables at Present Value
Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.
Bonds under Resale or Repurchase Agreements
Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Consolidated Company purchases or sells securities under such agreements.
Property and Equipment
Property and Equipment are recorded at acquisition cost, production cost including incidental expenses or revalued amount. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to assets. If the asset was purchased at discount, the historical value of the asset will be recorded at net of discount amount.
Property and equipment are recorded as net of accumulated depreciation and impairment loss. Depreciation is computed based on the estimated useful lives of the assets and the depreciation methods as follows:

Property and Equipment	Depreciation Method	Estimated Useful Life

Buildings and structures	Straight-line	34~40 years
Leasehold improvements	Declining balance	3~5 years
Equipment and vehicles	Straight-line, Declining balance	3~20 years
The Consolidated Company accounts for lease transactions as either operating lease or capital lease, depending on the terms of the lease agreement. Kookmin Bank accounts for the lease contracts as capital lease when the risks and rewards of the leased assets are mostly transferred to the Consolidated Company. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incident to ownership. Generally, the financial leases are the leases that, before or at the expiration date, the ownership of leased asset will be transferred to the Consolidated Company; the Consolidated Company has the bargain purchase option at the inception and it is certain that the Consolidated Company will exercise its bargain purchase option; the lease period is more than 75 percent of economic life of the leased assets; at the inception, the present value of minimum lease payments discounted at the imputed interest rate is more than 90 percent of the fair value of the leased assets, or the leased assets are not commonly usable.
As the Consolidated Company elected to revalue its land by following SKFAS No. 5, it recorded the land’s revalued amount as of December 31, 2008. Due to this accounting change, a gain on revaluation, net of tax, was credited to accumulated other comprehensive income, while a loss on revaluation, net of tax, first net against other comprehensive income and remaining amount included in current operations.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Intangible Assets
Intangible assets included in other assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized over the estimated economic useful lives of the related assets as follows:

Intangible Assets	Amortization Method	Estimated Useful Life

Goodwill	Straight-line	5~9 years
Trademarks	Straight-line	5~20 years
Others	Straight-line	3~30 years
The Consolidated Company recorded goodwill as a result of the merger between Kookmin Bank and H&CB and the acquisition of the shares of KB Investment & Securities Co., Ltd. as the cost of the merger and acquisition exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probable, are capitalized as development costs. The Consolidated Company estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.
The Consolidated Company assesses the potential impairment of intangible asset when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the intangible assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired intangible assets is recorded in current operations up to the cost of the intangible assets before impairment, net of accumulated depreciation, when the estimated recoverable value of the assets exceeds the carrying value after impairment.
Valuation Allowance for Non-Business Use Property
Non-business use property included in other assets is recorded when the Consolidated Company acquires a collateral by foreclosure on the mortgage for loans receivable. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations.
Impairment of Assets
When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to agree with recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the impairment amount is recognized as gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Securities Sold
In relation to the lending and borrowing of securities, borrowed securities are recognized only in the Consolidated Company’s memorandum accounts. When those securities are sold, the Consolidated Company recognizes corresponding securities as securities sold. The changes in fair value of securities sold are recorded as gain or loss on valuation of securities sold. The differences between book value and repurchase price of securities sold are accounted as gain or loss from disposal of securities sold.
Amortization of Discounts (Premiums) on Debentures
Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense on the debentures.
Contingent Liabilities
A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Consolidated Company is recognized as contingent liabilities when it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all expenditures required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as separate assets in the balance sheet and related income may be offset against expense in the income statement.
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow or inflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability in case of an outflow, or the contingent asset in case of an inflow, is made in the notes to the financial statements.
Accrued Severance Benefits
Employees, directors and temporary employees with at least one year of service as of December 31, 2008, are entitled to receive a lump-sum payment upon termination of their employment with the Consolidated Company, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate their employment are included in other liabilities.
The Consolidated Company, as of December 31, 2008, operates a retirement insurance plan, a defined benefit, and defined contribution pension plan for its employees and directors. For the employees and directors who are still in the employ of the Consolidated Company as of balance sheet date, and who are qualified under the defined benefit pension plan based on their length of service, accrued severance benefits are recognized as of balance sheet date representing the lump-sum payment for the benefits they elect to receive upon termination of their employment with the Consolidated Company.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Accounting for Derivative Instruments
The Consolidated Company accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted as fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.
The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as accumulated other comprehensive income (loss) and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as accumulated other comprehensive income (loss) is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in accumulated other comprehensive income (loss) is added to or deducted from the asset or the liability.
Accounting for Share-based Payments
The terms of the arrangement for share-based payment transactions provide the Consolidated Company with a choice of whether the transaction is settled in cash or by issuing equity instruments. In accordance with the resolution of the Board of Directors on August 23, 2005, if the payment will be settled in cash, the compensation cost is recorded in other liabilities as accrued expense. The compensation cost of stock options granted before and after the effective date of the Statements of Korea Accounting Standards No. 22, Share-based Payments, was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35, Accounting for Stock Options, and the fair value method.
National Housing Fund
The Consolidated Company, as designated by the Korean government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and record the related NHF account in other liabilities. In addition, the Consolidated Company pays interest to the NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate. With the termination of the NHF designation as of March 31, 2008, the Consolidated Company is not expected to manage the new operations related to the NHF except for the operations of the existing funds.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Income Tax Expense
Income tax expense includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.
Accounting for Foreign Currency Transactions and Translation
The Consolidated Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the basic rate of exchange on the transaction date. The Korean won equivalent of assets and liabilities denominated in foreign currencies are translated in these consolidated financial statements based on the basic rate (~~W~~ 1,257.50 to USD 1.00 on December 31, 2008) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. dollars at the balance sheet date. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the foreign exchange rate at balance sheet date.
Summary of Accounting Policies for the Consolidated Company’s Trust Accounts
The significant accounting policies on the trust account which guarantee principal amount are as follows:
Valuation of Debt Securities
Debt securities included in performance-based Trust Accounts are generally recorded at acquisition costs, which include additional costs and deduct accrued interest income for the period before acquisition, and are classified into five categories to provide allowance for possible credit losses in accordance with the credit rates of bonds issued by each company. Debt securities included in base price-based Trust Accounts are estimated by applying the average of base prices per bond closing on recent trading day announced by Korea Bond Pricing Co., Ltd. and KIS Pricing, Inc.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Allowance for Possible Credit Losses
The trust accounts provide allowance for possible credit losses based on the minimum reserve level provided by Financial Supervisory Service Guidelines if the amounts are larger than allowances for possible credit losses based on historical loss rate of the trust accounts’ lending portfolios. As required by Financial Supervisory Service Guidelines, the trust accounts determines the credit risk classification of corporate loans using a certain scale based on the Trust Accounts’ internal credit rating system, the Forward Looking Criteria (FLC), and other factors such as days in arrears, insolvency and result of financial transactions. Allowances are determined by applying the rates of each credit risk classification. The FLC credit rating criteria are divided into 17 categories (AAA, AA+, AA, A, BBB+, BBB, BBB-, BB+, BB, BB-, B+, B, B-, CCC, CC, C and D) and credit risk classification are as follows.

Credit Ratings

Normal	B (greater or equal)
Precautionary	B- or CCC
Substandard	CC
Doubtful	C
Estimated loss	D
However, the trust accounts classify corporate loans and consumer loans by considering the recoverable amounts of loans including delinquencies and bankruptcies. The rates used for determining the allowances for losses from corporate loans and consumer loans are as follows:

	Consumer Loans (%)	Corporate Loans (%)

Normal	1.00	0.85	[1]
Precautionary	10.00	7.00
Substandard	20.00	20.00
Doubtful	55.00	50.00
Estimated loss	100.00	100.00

[1]	0.90 percent for loans to economy-sensitive industries.
Also, the trust accounts provide additional allowance for relatively high-risk borrowings based on estimated recovery amount, liquidation amount, within the maximum allowance rate for each classification.
Special Reserve
Special reserve refers to the reserve accumulated upon acquisition of trust fee at 25 percent or more until the balance of special reserve reaches 5 percent of the trust accounts for the purpose of reserving unspecific trust accounts whose principle or income should be guaranteed. In cases where the principle of trust accounts needs to recover or the special reserve exceeds the limit, reversal of special reserve is recognized as income. When the purpose of special reserve no longer exists, it is recorded as trust fee.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Insurance Reserve of KB Life Insurance
KB Life Insurance provides various insurance reserves for payments, refunds, participating policyholders’ dividends and related cost in the future as follows:
Premium reserve is a net level premium reserve using interest and mortality assumptions used in computing cash surrender values.
Reserve for outstanding claims represents refunds, dividends and claims reported and unpaid as of the balance sheet date.
Unearned premium reserve represents the unearned portion of quarterly, semi-annual and annual premiums as of the balance sheet date.
Dividends held on deposit for policyholders represent amounts payable to policyholders due to interest rate difference guarantee, mortality gains, excess interest, expense gains and long-term contracts in accordance with the regulations or agreements.
4. Cash and Due from Banks
Cash and due from banks as of December 31, 2008, consist of:

(In millions of Korean won)	2008

Cash and checks	~~W~~2,190,748
Foreign currencies	272,521
Due from banks	5,852,928

~~W~~8,316,197

Due from banks as of December 31, 2008, are as follows:

(In millions of Korean won)	Interest (%)	2008

Due from banks in won
Bank of Korea	—	~~W~~3,906,568
Korea Development Bank and others	0.00 ~ 7.70	527,186
Korea Securities Finance Corp. and others	0.00 ~ 7.60	128,083

		4,561,837

Due from banks in foreign currencies
Bank of Korea	—	740,197
DBS Bank Ltd. and others	0.00 ~ 9.38	545,352

		1,285,549

Due from banks in gold
UBS AG London and others	—	5,542

		~~W~~5,852,928

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Restricted due from banks as of December 31, 2008, are as follows:

(In millions of Korean won)	2008		Remarks

Due from banks in won
Bank of Korea	~~W~~	3,906,568	Required by Bank of Korea Act
Woori Bank and others		231	Escrow account and others
Korea Securities Finance Corp. and others		20,391	Required by Securities and Exchange Act and others
Korea Securities Finance Corp. and others		105,746	Futures margin accounts
Korea Exchange and others		258	Market entry deposit

		4,033,194

Due from banks in foreign currencies
Bank of Korea		740,197	Required by Bank of Korea Act
ING and others		101,150	Futures margin accounts/others
Industrial Bank Harbin Branch and others		20,760	China’s New Foreign Bank Regulations/others
Citigroup Global Markets Limited		40,303	Collateral for borrowings

		902,410

	~~W~~	4,935,604

Due from banks, classified by financial institutions, are as follows:

			Due from
	Due from		Bank in		Due from
	Banks in		Foreign		Bank in
(In millions of Korean won)	Won		Currencies		Gold		Total

Bank of Korea	~~W~~	3,906,568	~~W~~	740,197	~~W~~	—	~~W~~	4,646,765
Other banks		527,186		535,712		5,542		1,068,440
Other financial institutions		128,083		9,640		—		137,723

	~~W~~	4,561,837	~~W~~	1,285,549	~~W~~	5,542	~~W~~	5,852,928

The maturities of due from banks as of December 31, 2008, are as follows:

			Due After		Due After		Due After
	Due in 3		3 Months		6 Months		1 year
	Months or		Through 6		Through		Through 3		More than
(In millions of Korean won)	Less		Months		1 Year		Years		3 Years		Total

Due from banks in won	~~W~~	4,297,601	~~W~~	35,600	~~W~~	127,056	~~W~~	70,160	~~W~~	31,420	~~W~~	4,561,837
Due from banks in foreign currencies		1,274,602		10,947		—		—		—		1,285,549
Due from banks in gold		5,542		—		—		—		—		5,542

	~~W~~	5,577,745	~~W~~	46,547	~~W~~	127,056	~~W~~	70,160	~~W~~	31,420	~~W~~	5,852,928

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
5. Securities
Securities as of December 31, 2008, consist of:

(In millions of Korean won)	2008

Trading securities	~~W~~	7,643,501
Available-for-sale securities		17,475,496
Held-to-maturity securities		12,915,977
Equity method investments		950,294

	~~W~~	38,985,268

The details of securities, excluding equity method investments, as of December 31, 2008, are as follows:

(In millions of Korean won)	2008

Trading Securities
Equity securities	~~W~~	126,818
Beneficiary certificates		222,161
Government and public bonds		2,059,779
Finance bonds		3,367,987
Corporate bonds		1,294,207
Asset-backed securities		502,444
Other securities		70,105

	~~W~~	7,643,501

Available-for-sale Securities
Equity securities	~~W~~	1,457,174
Equity investments		28,656
Beneficiary certificates		551,139
Government and public bonds		5,886,400
Finance bonds		5,698,588
Corporate bonds		3,438,338
Asset-backed securities		285,024
Other securities		130,177

	~~W~~	17,475,496

Held-to-maturity Securities
Government and public bonds	~~W~~	6,018,101
Finance bonds		2,761,625
Corporate bonds		3,904,258
Asset-backed securities		221,993
Other securities		10,000

	~~W~~	12,915,977

The fair values of trading and available-for-sale debt securities were determined by applying the average of base prices as of balance sheet date, provided by independent securities valuation institutions.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The fair value of the available-for-sale non-marketable equity securities such as Korea Housing Guarantee Co., Ltd. and 32 others, and the restricted available-for-sale marketable equity securities such as Hyundai Engineering and Construction Co., Ltd. were reliably measured by an independent appraisal institute using reasonable judgment. The fair value was determined based on more than one valuation models such as Discounted Cash Flow (DCF) Model, Imputed Market Value (IMV) Model, Discounted Free Cash Flow to Equity (FCFE) Model, Dividend Discount (DD) Model and Risk Adjusted Discounted Cash Flow (RADCF) Model depending on the equity securities.
Available-for-sale securities, which are not measured at fair value as of December 31, 2008, are as follows:

(In millions of Korean won)	2008

Non-performing Asset Management Fund	~~W~~	23,650
Korea Asset Management Corp.		15,667
Bad Bank Harmony (preferred stock)		13,595
Samsung Life Insurance Co., Ltd.		7,479
Korea Highway Corp.		6,248
Eunpyeong Newtown PFV		5,285
Megaball City		4,920
T-stone 2nd Private Equity Fund		4,600
Casamia		2,700
APTC., Ltd.		2,271
S&S TECH Co., Ltd.		2,034
CDIN Co., Ltd.		2,000
G.I.T Co., Ltd.		1,639
HYSONIC Co., Ltd.		1,392
DACC Ltd.		1,272
NANO Co., Ltd.		1,272
CLS		1,246
Tianjin Samsung Opto_Electronics		1,228
Chase Securities Int’l (London)		1,012
Reyon Pharm. Co., Ltd.		1,060
Others		42,471

	~~W~~	143,041

The impairment loss on available-for-sale securities and held-to-maturity securities for the period ended December 31, 2008, is as follows:

(In millions of Korean won)	2008

Available for sales securities
Equity securities	~~W~~	2,864
Debt securities		64,418

		67,282

Held-to-maturity securities
Debt securities		27,344

	~~W~~	94,626

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Structured notes relating to stock, to interest rate, and to credit risk and bonds with call options embedded as of December 31, 2008, are as follows:

(In millions of Korean won)	2008

Structured notes relating to stock
Convertible bonds	~~W~~	892
Exchangeable bonds		5,392

		6,284

Structured notes relating to interest rate
Dual index FRN		30,000
Inverse FRN		20,000
Others		60,000

		110,000

Structured notes relating to credit risk
Synthetic CDO		2,797

Bonds with call options		42,000

	~~W~~	161,081

Private beneficiary certificates as of December 31, 2008, consist of:

(In millions of Korean won)	2008

Stocks	~~W~~	46,287
Corporate bonds		69
Call loans		19,491
Others		4,001

Assets		69,848
Liabilities		(203)

	~~W~~	69,645

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The portfolio of securities, excluding equity method investments, by industry, as of December 31, 2008, is as follows:

(In millions of Korean won)	Amount		Percentage(%)

Trading securities
Government and government-invested public companies	~~W~~	2,597,750	33.99
Financial institutions		4,428,759	57.94
Others		616,992	8.07

	~~W~~	7,643,501	100.00

Available-for-sale securities
Government and government-invested public companies	~~W~~	7,449,476	42.63
Financial institutions		7,624,559	43.63
Others		2,401,461	13.74

	~~W~~	17,475,496	100.00

Held-to-maturity securities
Government and government-invested public companies	~~W~~	9,381,409	72.63
Financial institutions		3,251,765	25.18
Others		282,803	2.19

	~~W~~	12,915,977	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The portfolio of securities, excluding equity method investments, by security type, as of December 31, 2008, is as follows:

(In millions of Korean won)	Amount		Percentage (%)

Trading securities
Stocks	~~W~~	126,818	1.66
Fixed rate bonds		7,238,385	94.70
Floating rate bonds		50,000	0.65
Beneficiary certificates		222,161	2.91
Others		6,137	0.08

	~~W~~	7,643,501	100.00

Available-for-sale securities
Stocks	~~W~~	1,457,174	8.34
Fixed rate bonds		14,137,204	80.90
Floating rate bonds		948,027	5.42
Subordinated bonds		223,119	1.28
Beneficiary certificates		551,139	3.15
Others		158,833	0.91

	~~W~~	17,475,496	100.00

Held-to-maturity securities
Fixed rate bonds	~~W~~	12,828,497	99.32
Floating rate bonds		76,588	0.59
Convertible bonds		892	0.01
Others		10,000	0.08

	~~W~~	12,915,977	100.00

The portfolio of securities, excluding equity method investments, by country, as of December 31, 2008, is as follows:

(In millions of Korean won)	Amount		Percentage (%)

Trading securities
Korea	~~W~~	7,643,501	100.00

Available-for-sale securities
Korea	~~W~~	17,256,259	98.74
USA		179,404	1.03
UK		22,412	0.13
Bangladesh		10,436	0.06
India		2,479	0.01
China		1,318	0.01
Switzerland		1,246	0.01
Others		1,942	0.01

	~~W~~	17,475,496	100.00

Held-to-maturity securities
Korea	~~W~~	12,905,677	99.92
USA		10,300	0.08

	~~W~~	12,915,977	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The maturities of available-for-sale and held-to-maturity debt securities as of December 31, 2008, are as follows:

					Due After 5
			Due After 1		Years
	Due in 1 Year		Year Through		Through 10		More Than
(In millions of Korean won)	or Less		5 Years		Years		10 Years		Total

Available-for-sale securities
Fair value	~~W~~	3,732,883	~~W~~	11,584,842	~~W~~	526,640	~~W~~	145,301	~~W~~	15,989,666
Held-to-maturity securities
Book value		1,111,645		8,080,412		3,670,161		53,759		12,915,977
Fair value		1,118,288		8,233,996		3,775,583		55,455		13,183,322
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The valuation of equity method investments for the period ended December 31, 2008, is as follows:

(In millions of Korean won)	Beginning Balance		Acquisition (disposal)		Dividend		Foreign Exchange Trading Income		Retained Earnings		Gain (Loss) on Valuation of Equity Method Investments		Other Compre- hensive Income (loss)		Ending Balance

Domestic stocks
ING Life Insurance Korea Co., Ltd.	~~W~~	148,545	~~W~~	(155,861)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(632)	~~W~~	7,948	~~W~~	—
KLB Securities Co., Ltd. 1, [2]		—		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. [1,2]		—		—		—		—		—		—		—		—
Balhae Infrastructure Fund		97,872		9,744		(2,325)		—		—		2,903		—		108,194
Korea Credit Bureau Co., Ltd.		2,530		—		—		—		—		180		—		2,710

		248,947		(146,117)		(2,325)		—		—		2,451		7,948		110,904

Foreign stocks
Kookmin Bank Singapore Ltd. [1]		1,812		—		—		372		—		—		—		2,184
Kookmin Finance Asia Ltd. (HK) [1]		253		—		—		52		—		—		—		305
Sorak Financial Holdings PTE Ltd.		92,720		(137,332)		—		13,442		—		464		30,706		—
JSC Bank CenterCredit [3]		—		817,539		—		60,380		(208)		(84,919)		(1,836)		790,956
KB Investment & Securities Hong Kong Limited		1,220		—		—		—		—		(147)		262		1,335

		96,005		680,207		—		74,246		(208)		(84,602)		29,132		794,780

Equity Investments
KB06-1 Venture Investment Partnership		—		14,668		—		—		—		(132)		(107)		14,429
KB08-1 Venture Investment Partnership		—		7,500		—		—		—		(122)		—		7,378
Kookmin Investment Partnership No.16 [1]		46		—		—		—		—		—		—		46
Kookmin China Fund No.1[1]		303		—		—		—		—		—		—		303
KTTC Kookmin Venture Partnership No.1[1]		1,000		—		—		—		—		—		—		1,000
KB03-1 Venture Investment Partnership[1]		2,200		(500)		(250)		—		—		(114)		(21)		1,315
NPS 05-6 KB Venture Partnership		4,500		—		—		—		—		125		(47)		4,578
NPS 07-5 KB Venture Partnership		3,757		1,000		—		—		—		322		—		5,079
KB03-1 Corporate Restructuring Fund[1]		4,340		—		—		—		—		165		—		4,505
KB06-1 Corporate Restructuring Fund		1,160		—		—		—		—		(10)		—		1,150
NPS 06-5KB Corporate Restructuring Fund		4,861		—		—		—		—		(34)		—		4,827

		22,167		22,668		(250)		—		—		200		(175)		44,610

	~~W~~	367,119	~~W~~	556,758	~~W~~	(2,575)	~~W~~	74,246	~~W~~	(208)	~~W~~	(81,951)	~~W~~	36,905	~~W~~	950,294

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008

[1]	Under liquidation.

[2]	The equity method is no longer applied to the securities of KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to their accumulated deficit resulting to the decrease in their book values to below zero. Their respective accumulated deficit, which was not recorded as of December 31, 2008, is as follows:

(In millions of Korean won)	2008

KLB Securities Co., Ltd.	~~W~~	4,148
Jooeun Industrial Co., Ltd.		65,355

	~~W~~	69,503

[3]	The difference between the cost of the investment and the amount of the underlying equity in JSC Bank CenterCredit net assets amounts to ~~W~~ 557,206 million. This difference resulted from the purchase of shares in 2008 which is amortized over five years using the straight-line method and charged to the loss on valuation of equity method investments. As a result, ~~W~~ 52,950 million was charged to operations for the period ended December 31, 2008, and the unamortized balance amounts to ~~W~~ 504,256 million as of December 31, 2008. In addition, foreign currency translation gain (loss) includes gain on valuation of fair value hedged item of ~~W~~ 52,748 million. And, Kookmin Bank has ~~W~~ 183,785 million (fair value) of JSC Bank CenterCredit shares which are listed securities accounted for using the equity method.
Unaudited financial statements as of December 31, 2008, were used for the valuation of equity method investments. There was no material exception as a result of analytical review, which included analysis of major accounts to assess reliability of those financial statements. In addition, the financial statements of JSC Bank CenterCredit, which were prepared in accordance with the generally accepted accounting principles of Kazakhstan, were adjusted under the equity method in conformity with the Korean generally accepted accounting principles. The adjustments resulted in ~~W~~ 47,274 million decrease in net assets.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Securities provided as collateral as of December 31, 2008, are as follows:

(In millions of Korean won)	Book Value		Collateral Amount		Provided for

Korea Securities Depository & others	~~W~~	6,004,677	~~W~~	6,018,800	Bonds sold under repurchase agreements
Bank of Korea		2,460,173		2,510,000	Borrowings
Bank of Korea		321,361		331,500	Overdrafts and settlement risk
Samsung Futures & others		2,235,592		2,224,902	Derivative settlement
Korea Securities Depository & others		78,784		85,000	Securities lending and borrowing transactions
Others		1,387,907		1,352,461	Others

	~~W~~	12,488,494	~~W~~	12,522,663

Securities lent as of December 31, 2008, are as follows:

(In millions of Korean won)	2008		Provided to

Government and public bonds	~~W~~	314,155	Korea Securities Finance Corp. and others
Stocks		23,077	Korea Securities Depository

	~~W~~	337,232

6. Loans Receivable
Loans receivable as of December 31, 2008, consist of:

(In millions of Korean won)	2008

Call loans	~~W~~	157,983
Domestic import usance bill		2,444,897
Credit card receivables		11,526,024
Bills bought in foreign currencies		2,754,415
Bills bought in won		486,555
Bonds purchased under repurchase agreements		1,230,000
Loans		178,850,090
Factoring receivables		10,328
Advances for customers		73,140
Private placed bonds		4,685,622
Loans for debt-equity swap		1,204

		202,220,258
Less: Allowance for possible loan losses		(3,477,442)
Deferred loan origination fees and costs		187,370

	~~W~~	198,930,186

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Loans receivable as of December 31, 2008, are as follows:

(In millions of Korean won)		2008

Loans in Won

Commercial	Working capital loans
	General purpose loans	~~W~~	40,994,684
	Notes discounted		792,529
	Overdraft accounts		486,254
	Trading notes		1,141,173
	Others		8,936,341

			52,350,981

	Facilities loans
	General facilities loans		15,857,250
	Others		1,666,511

			17,523,761

			69,874,742

Households	General purpose loans		51,411,328
	Housing loans		45,291,675
	Remunerations on mutual installment savings		48,431
	Others		430,716

			97,182,150

Public sector	Public operation loans		2,807,749
	Public facilities loans		50,090

			2,857,839

Other	Property formation loans		512
	Others		575,473

			575,985

			170,490,716

Loans in Foreign Currencies
	Domestic funding loans		7,007,131
	Overseas funding loans		1,159,111
	Inter-bank loans		113,842
	Government funding loans		79,290

			8,359,374

		~~W~~	178,850,090

Loans, classified by borrower type, as of December 31, 2008, are as follows:

			Loans in
(In millions of	Loans in		Foreign				Percentage
Korean won)	Won		Currencies		Total		(%)

Large corporations	~~W~~	9,420,741	~~W~~	5,051,609	~~W~~	14,472,350	8.09
Small and medium corporations		60,238,261		3,062,270		63,300,531	35.39
Households		97,716,663		45,379		97,762,042	54.66
Others		3,115,051		200,116		3,315,167	1.86

	~~W~~	170,490,716	~~W~~	8,359,374	~~W~~	178,850,090	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Loans receivable, classified by borrower’s country or region, as of December 31, 2008, are as follows:

(In millions of Korean won)	Loans in Won		Loans in Foreign currencies		Others		Total		Percentage (%)

Korea	~~W~~	170,490,716	~~W~~	7,526,656	~~W~~	23,280,186	~~W~~	201,297,558	99.54
Southeast Asia		—		15,255		76		15,331	0.01
China		—		21,652		1		21,653	0.01
Japan		—		627,476		140		627,616	0.31
Central and South America		—		26,905		1		26,906	0.01
USA		—		13,423		915		14,338	0.01
Others		—		128,007		88,849		216,856	0.11

	~~W~~	170,490,716	~~W~~	8,359,374	~~W~~	23,370,168	~~W~~	202,220,258	100.00

Loans receivable, classified by industry, as of December 31, 2008, are as follows:

(In millions of Korean won)	Loans in Won		Loans in Foreign currencies		Others		Total		Percentage (%)

Corporations
Financial Institutions	~~W~~	1,740,830	~~W~~	340,945	~~W~~	2,486,412	~~W~~	4,568,187	2.26
Manufacturing		19,494,811		3,459,033		6,155,235		29,109,079	14.39
Services		30,910,843		2,887,834		2,045,603		35,844,280	17.73
Others		20,407,530		1,618,039		2,659,636		24,685,205	12.21
Households		97,716,663		45,379		10,003,074		107,765,116	53.29
Public sector		220,039		8,144		20,208		248,391	0.12

	~~W~~	170,490,716	~~W~~	8,359,374	~~W~~	23,370,168	~~W~~	202,220,258	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Loans to financial institutions as of December 31, 2008, are as follows:

			Other Financial
(In millions of Korean won)	Banks		Institutions		Total

Loans in won	~~W~~	—	~~W~~	1,740,830	~~W~~	1,740,830
Loans in foreign currencies		113,842		227,103		340,945
Others		1,416,784		1,069,628		2,486,412

	~~W~~	1,530,626	~~W~~	3,037,561	~~W~~	4,568,187

The credit rating on loans receivable as of December 31, 2008, is summarized as follows:

(In millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total

Call loans	~~W~~	157,983	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	157,983
Domestic import usance bill		2,370,176		41,554		17,280		6,382		9,505		2,444,897
Credit card receivables		11,245,960		175,432		3,336		48,647		52,649		11,526,024
Bills bought [1]		3,147,976		82,364		3,397		1,046		6,187		3,240,970
Bonds purchased under resale agreement		1,230,000		—		—		—		—		1,230,000
Loans		173,932,831		2,613,385		1,503,569		429,786		370,519		178,850,090
Factoring receivables		10,328		—		—		—		—		10,328
Advances for customers		3,061		3,347		32,544		11,042		23,146		73,140
Privately placed bonds		4,637,277		9,900		35,797		—		2,648		4,685,622
Loans for debt-equity swap		—		—		—		—		1,204		1,204

	~~W~~	196,735,592	~~W~~	2,925,982	~~W~~	1,595,923	~~W~~	496,903	~~W~~	465,858	~~W~~	202,220,258

[1]	Includes bills bought in Korean won.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The maturities of loans receivable as of December 31, 2008, are as follows:

(In millions of Korean won)	Loans in Won		Loans in Foreign Currencies		Others		Total

Due in 3 months or less	~~W~~	21,920,495	~~W~~	888,031	~~W~~	14,321,945	~~W~~	37,130,471
Due after 3 months through 6 months		21,708,340		1,594,493		3,073,283		26,376,116
Due after 6 months through 1 year		34,999,298		2,047,345		2,750,769		39,797,412
Due after 1 year through 2 years		20,386,110		1,023,578		1,565,711		22,975,399
Due after 2 years through 3 years		14,813,362		1,240,798		1,108,368		17,162,528
Due after 3 years through 4 years		3,298,804		231,628		63,247		3,593,679
Due after 4 years through 5 years		2,722,891		186,192		310,476		3,219,559
More than 5 years		50,641,416		1,147,309		176,369		51,965,094

	~~W~~	170,490,716	~~W~~	8,359,374	~~W~~	23,370,168	~~W~~	202,220,258

The disposal of loans receivable for the period ended December 31, 2008, is as follows:

(In millions of Korean won)	Loans Receivable		Gain on Disposal of Loans		Loss on Disposal of Loans

Korea Housing Finance Corporation	~~W~~	214,096	~~W~~	4,488	~~W~~	43
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.		—		39		—
Woori Bank and others		260,300		92		—
KB 12th Securitization Specialty Co., Ltd.		172,601		—		33,833
Confidence Rehabilitation Fund Corp.		147,149		8,728		—
Deutsche Bank		10,797		3,238		—
NAU IB Capital		422		132		—

	~~W~~	805,365	~~W~~	16,717	~~W~~	33,876

The changes in deferred loan origination fees and costs for the period ended December 31, 2008, are as follows:

(In millions of Korean won)	Beginning		Increase		Decrease		Ending

Deferred loan origination fees and costs	~~W~~	183,371	~~W~~	23,130	~~W~~	19,131	~~W~~	187,370
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
7. Restructured Loans
The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction and maturity extension because of workouts for the period ended December 31, 2008, are as follows:

(In millions of Korean won)	Amount Before Restructuring		Principal Reduction		Debt-Equity Swap		Interest Reduction		Extension of Maturity

Workout plan	~~W~~	61,304	~~W~~	—	~~W~~	—	~~W~~	4,515	~~W~~	56,789
Others		10,326		51		2,410		—		7,865

	~~W~~	71,630	~~W~~	51	~~W~~	2,410	~~W~~	4,515	~~W~~	64,654

Changes in the present value discounts relating to the outstanding restructured loans for the period ended December 31, 2008, are as follows:

(In millions of Korean won)	Principal		Beginning Balance		Addition		Deduction		Ending Balance

Composition	~~W~~	3,173	~~W~~	624	~~W~~	—	~~W~~	133	~~W~~	491
Workout plan		62,876		3,867		1,927		1,924		3,870
Others		25,626		1,573		592		936		1,229

	~~W~~	91,675	~~W~~	6,064	~~W~~	2,519	~~W~~	2,993	~~W~~	5,590

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted using effective interest rates originally agreed upon and cash flows of floating rate loans are discounted using interest rates determined by adding a credit risk premium, which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective until the restructuring date, to a benchmark interest rate. The difference between the book value and the present value is presented as an allowance for possible loan losses.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
8. Allowance for Possible Loan Losses
The allowance for possible loan losses as of December 31, 2008, is summarized as follows:

									Estimated
(In millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		Loss		Total

Domestic import usance bill
Provision amount	~~W~~	20,406	~~W~~	3,264	~~W~~	3,534	~~W~~	3,328	~~W~~	9,505	~~W~~	40,037
Provision ratio (%)		0.86		7.86		20.45		52.15		100.00		1.64
Credit card receivables
Provision amount		168,672		26,315		667		29,188		52,649		277,491
Provision ratio (%)		1.50		15.00		20.00		60.00		100.00		2.41
Bills bought[1]
Provision amount		27,062		15,409		679		582		6,187		49,919
Provision ratio (%)		0.86		18.71		20.00		55.57		100.00		1.54
Loans
Provision amount		1,637,934		379,118		375,024		257,340		370,519		3,019,935
Provision ratio (%)		0.94		14.51		24.94		59.88		100.00		1.69
Factoring receivables
Provision amount		480		—		—		—		—		480
Provision ratio (%)		4.64		—		—		—		—		4.64
Advances for customers
Provision amount		27		303		6,509		6,105		23,146		36,090
Provision ratio (%)		0.89		9.05		20.00		55.29		100.00		49.34
Privately placed bonds
Provision amount		41,553		813		7,272		—		2,648		52,286
Provision ratio (%)		0.90		8.21		20.31		—		100.00		1.12
Loans for debt-equity swap
Provision amount		—		—		—		—		1,204		1,204
Provision ratio (%)		—		—		—		—		100.00		100.00
Total
Provision amount		1,896,134		425,222		393,685		296,543		465,858		3,477,442
Provision ratio (%)		0.96		14.53		24.67		59.68		100.00		1.72

[1]	Includes bills bought in Korean won.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The changes in allowance for possible loan losses for the period ended December 31, 2008, are as follows:

(In millions of Korean won)	2008

Beginning balance[1]	~~W~~	2,847,867
Provision for possible loan losses		1,415,107
Reclassification from other allowances		46
Collection of previously written-off loans		248,402
Repurchase of NPLs sold		1,151
Sales of loans		(18,394)
Loans written-off		(753,259)
Exemption of loans		(2,038)
Changes in exchange rates and others		27,297

Ending balance [1]	~~W~~	3,766,179

[1]	Allowance for possible loan losses includes present value discounts amounting to ~~W~~ 5,590 million and allowances for other assets amounting to ~~W~~ 288,737 million as of December 31, 2008.
The allowance for possible losses on other assets as of December 31, 2008, is summarized as follows:

(In millions of Korean won)	2008

Suspense receivable	~~W~~	8,916
Uncollected guarantee deposits for rent		1,266
Settlement costs for financial accident		83,312
Derivative instruments		74,489
Others		120,754

	~~W~~	288,737

The allowance for possible loan losses compared to total loans receivable, net of present value discount, is summarized as follows:

			Allowance for
(In millions of			Possible loan		Percentage
Korean won)	Loans		Losses		(%)

December 31, 2008	~~W~~	202,220,258	~~W~~	3,477,442	1.72
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
9. Property and Equipment
The balance for property and equipment as of December 31, 2008, consists of:

(In millions of Korean won)	2008

Property and equipment	~~W~~	5,390,949
Less: accumulated depreciation		(1,867,892)
accumulated impairment loss		(20,508)

	~~W~~	3,502,549

Property and equipment as of December 31, 2008, consist of:

					Accumulated
(In millions of	Acquisition		Accumulated		Impairment
Korean won)	Cost		Depreciation		Losses		Book Value

Land[1]	~~W~~	2,096,724	~~W~~	—	~~W~~	9,105	~~W~~	2,087,619
Buildings		1,169,536		229,560		11,403		928,573
Leasehold improvements		344,799		270,716		—		74,083
Equipment and vehicles		1,777,868		1,367,616		—		410,252
Construction in progress		2,022		—		—		2,022

	~~W~~	5,390,949	~~W~~	1,867,892	~~W~~	20,508	~~W~~	3,502,549

[1]	The acquisition cost of land includes net revaluation gain of ~~W~~ 1,094,246 million.
The changes in book value of property and equipment for the period ended December 31, 2008, are as follows:

															Changes
															due to
															Currency
(In millions of									Depre-		Impair-		Gain on		Translation
Korean won)	Beginning		Acquisition		Replacement		Disposal		ciation		ment[1]		Revaluation		and Others		Ending

Land	~~W~~	988,540	~~W~~	4,240	~~W~~	2,266	~~W~~	242	~~W~~	—	~~W~~	53,365	~~W~~	1,145,969	~~W~~	211	~~W~~	2,087,619
Buildings		838,474		7,313		97,989		262		12,143		2,197		—		(601)		928,573
Leasehold improve-ments		69,009		1,100		33,664		23		29,826		—		—		159		74,083
Equipment and vehicles		327,168		234,215		124		2,559		148,208		—		—		(488)		410,252
Construction in progress		25,503		110,562		(134,043)		—		—		—		—		—		2,022

	~~W~~	2,248,694	~~W~~	357,430	~~W~~	—	~~W~~	3,086	~~W~~	190,177	~~W~~	55,562	~~W~~	1,145,969	~~W~~	(719)	~~W~~	3,502,549

[1]	Impairment loss on land includes loss of ~~W~~ 51,723 million from the revaluation.
The published value of the land was ~~W~~ 1,481,856 million.
See Reoprt of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Property and equipment insured as of December 31, 2008, are as follows:

				Insurance
(In millions of Korean won)	Asset Insured	2008		Company

	Buildings	~~W~~	1,113,569	Samsung Fire & Marine
	Leasehold improvements		164,772	Insurance Co., Ltd.
	Equipment and vehicles and others		388,920	and others

		~~W~~	1,667,261

Kookmin Bank acquired the main frames and related equipment from IBM Korea, Inc. through the lease contract in 2008. The property and equipment by finance leases and lease obligations as of December 31, 2008, are as follows:
Property and equipment under finance leases

(In millions of Korean won)	2008

Acquisition cost	~~W~~	15,110
Accumulated depreciation		665

Book value	~~W~~	14,445

Depreciation	~~W~~	665
Lease obligations

	Annual
(In millions of Korean won)	Lease Payment		Interest		Principal

2009	~~W~~	4,030	~~W~~	590	~~W~~	3,440
2010		8,470		309		8,161
2011		33		12		21
2012		14		11		3
2013		70		10		60
2014		137		4		133

	~~W~~	12,754	~~W~~	936	~~W~~	11,818

Lease obligations include the amounts of both property and equipment, and intangible assets under finance lease.
As of December 31, 2008, Kookmin Bank plans to obtain additional finance lease amounting to ~~W~~ 87,509 million according to the above finance lease contracts.
As of December 31, 2008, Kookmin Bank revalued its land, the book value of which was recorded at the revalued amount. The revalued amount of land was determined from market-based evidence by appraisal, undertaken by independent qualified specialist. As a result of the revaluation, gain on revaluation of ~~W~~ 1,145,969 million was credited to accumulated other comprehensive income, net of tax amounting to ~~W~~ 252,113 million, and loss on revaluation of ~~W~~ 51,723 million was charged to the current operations.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
As of December 31, 2008, the book value of land, measured by cost model, is ~~W~~ 992,826 million.
10. Other Assets
Other assets as of December 31, 2008, consist of:

(In millions of Korean won)	2008

Guarantee deposits paid	~~W~~	1,438,480
Accounts receivable (Note 19)		5,241,945
Accrued income (Note 3)		1,271,329
Prepaid expenses		111,940
Deferred income tax assets (Note 22)		14,633
Derivatives assets (Note 19)		8,385,602
Domestic exchange settlement debits		547,746
Due from trust accounts		241,956
Intangible assets, net (Note 10)		412,897
Sundry assets, (Note 10)		436,800

		18,103,328
Less : Allowances for possible losses (Note 8)		(288,737)

	~~W~~	17,814,591

Intangible assets as of December 31, 2008, consist of:

			Accumulated
(In millions of Korean won)	Acquisition Cost		Amortization		Book Value

Goodwill	~~W~~	809,556	~~W~~	572,869	~~W~~	236,687
Others		311,117		134,907		176,210

	~~W~~	1,120,673	~~W~~	707,776	~~W~~	412,897

The changes in intangible assets for the period ended December 31, 2008, are as follows:

(In millions of Korean won)	Beginning		Increase		Decrease		Ending

Goodwill	~~W~~	287,254	~~W~~	—	~~W~~	50,567	~~W~~	236,687
Others		127,266		75,276		26,332		176,210

	~~W~~	414,520	~~W~~	75,276	~~W~~	76,899	~~W~~	412,897

Kookmin Bank acquired the main frames and related equipment from IBM Korea, Inc. through a lease contract in 2008 (Note 9).
The intangible assets by finance leases as of December 31, 2008, are as follows:

(In millions of Korean won)	2008

Acquisition cost	~~W~~	8,281
Accumulated amortization		173

Book value	~~W~~	8,108

Amortization	~~W~~	173
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Sundry assets as of December 31, 2008, are as follows:

(In millions of Korean won)	2008

Receivables on cash sent to other banks	~~W~~	200
Supplies		21,394
Deposit money to court[1]		25,169
Unsettled foreign currency		12,005
Suspense receivable		206,416
Others		171,616

	~~W~~	436,800

[1]	Includes securities whose book value, face value and fair value are ~~W~~ 18,490 million, ~~W~~ 19,524 million and ~~W~~ 19,876 million, respectively.
11. Deposits
Deposits as of December 31, 2008, consist of

(In millions of Korean won)	2008

Demand deposits	~~W~~	48,048,810
Time deposits		89,186,727
Negotiable certificate of deposits		24,974,835

	~~W~~	162,210,372

Details of deposits as of December 31, 2008, consist of:

(In millions of Korean won)	2008

Demand Deposits
Demand deposits in won
Checking deposits	~~W~~	338,567
Household checking deposits		357,108
Temporary deposits		3,006,480
Passbook deposits		15,027,094
Public fund deposits		168,583
National Treasury deposits		4,796
General savings deposits		16,799,177
Corporate savings deposits		10,513,576
Nonresident’s deposit in won		76,341
Nonresident’s ‘free-won’ account		209,633
Others		134,448

		46,635,803

Demand deposits in foreign currencies
Checking deposits		73,441
Passbook deposits		1,318,822
Temporary deposits		12,481
Others		1,999

		1,406,743

Gold deposits		6,264

		48,048,810

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008

(In millions of Korean won)	2008

Time Deposits
Time deposits in won
Time deposits	~~W~~	73,265,491
Installment savings deposit		2,904,780
Property formation savings		423
Workers’ savings for housing		2
Nonresident’s deposits in won		261,429
Nonresident’s ‘free-won’ account		105,351
Long-term savings deposits for workers		2,658
Long-term housing savings deposits		3,640,452
Long-term savings for households		1,495
Workers’ preferential savings deposits		4,465
Mutual installment deposits		1,865,480
Mutual installment for housing		2,333,389
Others		3,315,111

		87,700,526
Gain on valuation of fair value hedged item		(9,965)

		87,690,561

Time deposits in foreign currencies
Time deposits		1,467,778
Installment savings deposits		423
Others		27,965

		1,496,166

		89,186,727

Negotiable certificates of deposits		24,974,835

	~~W~~	162,210,372

Deposits made by financial institutions as of December 31, 2008, are as follows:

	Financial
(In millions of Korean won)	Institutions	2008

Demand deposits & time deposits	Banks	~~W~~	7,677,089
	Others		9,339,655

			17,016,744

Negotiable certificates of deposits	Banks		224,455
	Others		6,946,791

			7,171,246

		~~W~~	24,187,990

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The maturities of deposits as of December 31, 2008, are as follows:

			Due after 3		Due After 6		Due After 1
	Due in 3		Months		Months		year
(In millions of	Months or		Through 6		Through 1		through 3		More Than 3
Korean won)	Less		Months		Year		years		Years		Total

Demand deposits	~~W~~	48,048,810	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	48,048,810
Time deposits		34,058,284		11,761,258		32,168,571		5,357,579		5,841,035		89,186,727
Negotiable certificate of deposits		11,026,333		6,707,094		6,982,786		258,622		—		24,974,835

	~~W~~	93,133,427	~~W~~	18,468,352	~~W~~	39,151,357	~~W~~	5,616,201	~~W~~	5,841,035	~~W~~	162,210,372

12. Borrowings
Borrowings as of December 31, 2008, consist of:

(In millions of Korean won)	2008

Call money	~~W~~	3,443,811
Bills sold		191,435
Bonds sold under repurchase agreements		4,978,020
Securities sold		326,675
Borrowings		11,449,296
Debentures, net of discount of ~~W~~ 84,698		43,106,243

	~~W~~	63,495,480

Call money as of December 31, 2008, consist of:

		Annual
		Interest
(In millions of Korean won)	Lender	Rates (%)	2008

Call money in Won	Samsung Card and others	2.60 ~ 4.30	~~W~~	1,306,000
Call money in foreign currencies	Bank of Korea and others	0.40 ~ 6.62		2,137,811

			~~W~~	3,443,811

Bills sold, bonds sold under repurchase agreements, and securities sold as of December 31, 2008, consist of the following:

		Annual
		Interest
(In millions of Korean won)	Lender	Rates (%)	2008

Bills sold	Teller’s Sales	3.37 ~ 6.86	~~W~~	191,435
Bonds sold under repurchase agreements	Person, group & corporations	3.14 ~ 7.40		4,978,020
Securities sold	Korea Securities Depository and others	—		326,675

			~~W~~	5,496,130

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Borrowings as of December 31, 2008, consist of

		Annual
		Interest Rate
(In millions of Korean won)	Lender	(%)	2008

Borrowings in Won
Borrowings from the Bank of Korea	Bank of Korea	1.75	~~W~~	796,205
Borrowings from the Korean government	Ministry of Strategy and Finance and others	0.00 ~ 5.34		697,860
Borrowings from banking institutions	Industrial Bank of Korea and others	4.38 ~ 7.70		201,368
Borrowings from National Housing Fund	National Housing Fund	3.00 ~ 8.00		30,429
Borrowings from non-banking financial institutions	Korea Development Bank and others	2.00 ~ 7.50		45,471
Other borrowings	Small & Medium Business Corporation and others	1.05 ~ 8.23		1,692,013

				3,463,346

Borrowings in foreign currencies
Due to banks	Wachovia Bank N.A. and others	0.00 ~ 5.16		137,985
Borrowings from banking institutions	DBS Bank Ltd. Singapore and others	1.09 ~ 6.41		3,746,959
Off-shore borrowings in foreign currencies	Centralbank Uzbekistan and others	0.50 ~ 6.50		1,428,997
Other borrowings from banking institutions	Korea Exim Bank and others	3.62 ~ 6.51		957,492
Other borrowings in foreign currencies	ING BELGIUM and others	—		1,714,517

				7,985,950

			~~W~~	11,449,296

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Debentures as of December 31, 2008, consist of:

	Annual Interest
(In millions of Korean won)	Rate (%)	2008

Debentures in Won
Hybrid debentures	6.80 ~ 8.50	~~W~~	898,563
Structured debentures	4.29 ~ 12.00		4,199,849
Subordinated fixed rate debentures in won	4.19 ~ 15.02		8,195,754
Fixed rate debentures	3.45 ~ 7.95		25,726,626
Floating rate debentures	5.25 ~ 6.03		260,000

			39,280,792
Loss(gain) on valuation of fair value hedged items[1]			190,176

			39,470,968
Less: Discounts on debentures			(58,578)

			39,412,390

Debentures in foreign currencies
Fixed rates debentures	2.60 ~ 4.83		141,209
Floating rates debentures	0.96 ~ 5.47		3,577,845

			3,719,054
Loss(gain) on valuation of fair value hedged items			919

			3,719,973
Less: Discounts on debentures			(26,120)

			3,693,853

		~~W~~	43,106,243

[1]	The Consolidated Company amortized ~~W~~ 10 million in interest expense related to the discontinuance of interest rate hedge for the period ended December 31, 2008. The Consolidated Company recognized ~~W~~ 3,440 million as loss on prior redemption of fair value hedged items for the period ended December 31, 2008.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Hybrid debentures and subordinated debentures as of December 31, 2008, are as follows:

(In millions of			Annual Interest
Korean won)	Issued date	Expiration date	Rate (%)	2008

Subordinated fixed rate debentures in won	March 2000 ~ November 2002	March 2005 ~ May 2008	—	~~W~~	16,475
	November 1998	November 2009	15.02		20,900
	November 2000	November 2010	9.57 ~ 9.65		162,051
	June 2001	March 2009	7.86		217,529
	September 2002	March 2010 ~ March 2013	6.51 ~ 6.70		242,637
	November 2002	May 2010 ~ May 2013	6.27 ~ 6.55		158,102
	December 2002	June 2010 ~ December 2014	6.40 ~ 6.65		170,370
	October 2003	January 2009 ~ January 2014	5.18 ~ 5.60		449,051
	February 2004	August 2009 ~ August 2014	5.65 ~ 6.16		700,000
	September 2004	December 2018	5.12		57,784
	December 2004	June 2010	4.19 ~ 4.20		700,000
	March 2006	January 2012	5.67 ~ 5.70		1,900,855
	August 2008	February 2014 ~ February 2016	7.38 ~ 7.51		500,000
	September 2008	March 2014	7.45		427,148
	October 2008	April 2014	7.45		72,852
	November 2008	May 2014	7.70		1,500,000
	December 2008	March 2014 ~ June 2014	7.30 ~ 7.70		900,000

					8,195,754

Hybrid debentures	June 2003	December 2008	—		40
	August 2003	August 2033	7.00		533,355
	October 2003	October 2033	6.80		265,168
	December 2008	December 2038	8.50		100,000

					898,563

				~~W~~	9,094,317

Call money and borrowings from financial institutions as of December 31, 2008, are as follows:

(In millions of Korean won)	Bank of Korea		Other Banks		Others		Total

Call money	~~W~~	1,509,000	~~W~~	468,808	~~W~~	1,466,003	~~W~~	3,443,811
Borrowings		796,205		6,272,786		2,097,384		9,166,375

	~~W~~	2,305,205	~~W~~	6,741,594	~~W~~	3,563,387	~~W~~	12,610,186

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The maturities of borrowings as of December 31, 2008, are as follows:

			Due After 3		Due After 6
	Due in 3		Months		Months		Due After 1
(In millions of	Months or		Through 6		Through 1		Year through		More Than 3
Korean won)	Less		Months		Year		3 Years		Years		Total

Call money	~~W~~	3,443,811	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,443,811
Bills sold		182,442		7,198		1,795		—		—		191,435
Bonds sold under repurchase agreements		3,395,563		1,054,642		527,650		165		—		4,978,020
Securities sold		—		—		326,675		—		—		326,675
Borrowings		6,067,117		1,080,097		1,417,091		1,468,649		1,416,342		11,449,296
Debentures		4,293,980		2,389,447		4,319,344		18,609,211		13,578,959		43,190,941

	~~W~~	17,382,913	~~W~~	4,531,384	~~W~~	6,592,555	~~W~~	20,078,025	~~W~~	14,995,301	~~W~~	63,580,178

13. Accrued Severance Benefits
The changes in accrued severance benefits for the period ended December 31, 2008, are as follows:

							Other
(In millions of Korean won)	Beginning		Provision		Payment		Changes [1]		Ending

Accrued severance benefits	~~W~~	786,330	~~W~~	95,757	~~W~~	36,860	~~W~~	3,232	~~W~~	848,459
Severance insurance deposits[2]		(482,548)		(93,493)		(8,889)		(2,000)		(569,152)
Deposits to the National Pension Fund		(89)		—		(34)		—		(55)

	~~W~~	303,693	~~W~~	2,264	~~W~~	27,937	~~W~~	1,232	~~W~~	279,252

[1]	Includes loss (gain) on foreign currency exchange at Tokyo branch and an overseas subsidiary, and changes in scope of consolidation.

[2]	The ending balance includes ~~W~~ 7,975 million in pension plan assets, consisting of:

(In millions of Korean won)	2008

Cash and cash equivalent	~~W~~	439
Time deposits		7,536

	~~W~~	7,975

As of December 31, 2008, a portion of severance benefits was contributed to the pension fund of the defined benefit pension plan, and to the retirement insurance with Kyobo Life Insurance Co., Ltd. In addition, for the period ended December 31, 2008, the provision on severance benefits for employees and directors under the defined contribution pension plan amounted to ~~W~~ 990 million.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
14. Acceptances and Guarantees, and Allowances for Possible Losses
Acceptances and guarantees as of December 31, 2008, are as follows:

(In millions of Korean won)	2008

Confirmed acceptances and guarantees in won
Payment guarantee for issuance of debentures	~~W~~	1,364
Payment guarantee for loans		159,800
Others		2,328,337

		2,489,501

Confirmed acceptances and guarantees in foreign currencies
Acceptances on letters of credit		329,813
Acceptances for letters of guarantee for importers		70,235
Guarantees for performance of contracts		631,697
Guarantees for bids		32,146
Guarantees for borrowings		269,468
Guarantees for repayment of advances		3,465,058
Others		1,819,008

		6,617,425

		9,106,926
Unconfirmed acceptances and guarantees
Letters of credit		6,821,736
Others		3,127,334

		9,949,070

	~~W~~	19,055,996

Acceptances and guarantees, by customer, as of December 31, 2008, are as follows:

							Percentage
(In millions of Korean won)	Confirmed		Unconfirmed		Total		(%)

Large corporations	~~W~~	6,278,303	~~W~~	7,718,398	~~W~~	13,996,701	~~W~~	73.45
Small and medium corporations		2,808,011		2,200,403		5,008,414		26.28
Public sector and others		20,612		30,269		50,881		0.27

	~~W~~	9,106,926	~~W~~	9,949,070	~~W~~	19,055,996	~~W~~	100.00

Acceptances and guarantees, by industry, as of December 31, 2008, are as follows:

							Percentage
(In millions of Korean won)	Confirmed		Unconfirmed		Total		(%)

Public sector	~~W~~	29,678	~~W~~	3,270,823	~~W~~	3,300,501	~~W~~	17.32
Finance		1,360,012		106,720		1,466,732		7.70
Service		669,798		54,132		723,930		3.80
Manufacturing		5,212,696		5,870,621		11,083,317		58.16
Others		1,834,742		646,774		2,481,516		13.02

	~~W~~	9,106,926	~~W~~	9,949,070	~~W~~	19,055,996	~~W~~	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Acceptances and guarantees, by country, as of December 31, 2008, are as follows:

							Percentage
(in millions of Korean won)	Confirmed		Unconfirmed		Total		(%)

Korea	~~W~~	7,980,784	~~W~~	9,945,428	~~W~~	17,926,212	~~W~~	94.07
Others		1,126,142		3,642		1,129,784		5.93

	~~W~~	9,106,926	~~W~~	9,949,070	~~W~~	19,055,996	~~W~~	100.00

Allowances for possible losses on acceptances and guarantees as of December 31, 2008, are as follows:

			Pre-		Sub-				Estimated
(In millions of Korean won)	Normal		cautionary		standard		Doubtful		Loss		Total

Confirmed acceptances and guarantees in won

Guarantees	~~W~~	2,486,630	~~W~~	1,022	~~W~~	1,291	~~W~~	114	~~W~~	444	~~W~~	2,489,501
Allowance for possible losses		15,210		50		161		32		229		15,682

Ratio (%)		0.61		4.88		12.44		28.24		51.54		0.63

Confirmed acceptances and guarantees in foreign currencies

Guarantees	~~W~~	6,384,982	~~W~~	150,550	~~W~~	9,258	~~W~~	70,998	~~W~~	1,637	~~W~~	6,617,425
Allowance for possible losses		30,193		5,685		1,294		19,024		818		57,014

Ratio (%)		0.47		3.78		13.98		26.80		50.00		0.86

Unconfirmed acceptances and guarantees

Guarantees	~~W~~	9,647,695	~~W~~	196,372	~~W~~	4,702	~~W~~	96,942	~~W~~	3,359	~~W~~	9,949,070
Allowance for possible losses		18,535		6,728		188		23,643		672		49,766

Ratio (%)		0.19		3.43		4.00		24.39		20.00		0.50

Total

Guarantees	~~W~~	18,519,307	~~W~~	347,944	~~W~~	15,251	~~W~~	168,054	~~W~~	5,440	~~W~~	19,055,996
Allowance for possible losses		63,938		12,463		1,643		42,699		1,719		122,462

Ratio (%)		0.35		3.58		10.77		25.41		31.60		0.64

The percentage of allowance for possible losses on acceptances and guarantees, and others as of December 31, 2008 is as follows:

	Guarantees and
	Acceptances and				Percentage
(In millions of Korean won)	Others		Allowance		(%)

December 31, 2008	~~W~~	19,055,996	~~W~~	122,462	0.64
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
15. Other Allowances
Other allowances as of December 31, 2008, are as follows:

(In millions of Korean won)	2008

Mileage rewards	~~W~~	111,011
Credit commitments to SPC		2,367
Dormant accounts		10,346
Unused credit limit		537,889
Preparation for damages		1,621
Trust risk		2,086
Lawsuits and others		42,648

	~~W~~	707,968

The unused credit limit for other allowances amounts to ~~W~~79,671,657 million as of December 31, 2008.
16. Other Liabilities
Other liabilities as of December 31, 2008, are as follows:

(In millions of Korean won)	2008

Accounts payable (Note 19)	~~W~~	5,442,972
Accrued expense payable (Note 18)		5,348,699
Unearned revenue		177,877
Deferred tax liabilities (Note 22)		160,101
Withholding taxes		116,050
Deposits for letter of guarantees and others		107,965
Accounts for agency businesses		273,599
Domestic exchange settlement credits		203,645
Foreign exchanges settlement credits (Note 20)		67,056
Liabilities incurred from agency relationship		481,559
Derivatives instruments liabilities (Note 19)		8,042,975
Borrowings from trust accounts		2,351,093
Allowance for accrued severance benefits (Note 13)		848,459
Due from insurance retirement benefits		(569,152)
Contribution to national pension plan		(55)
Allowance for acceptances and guarantees losses (Note 14)		122,462
Other allowances (Note 15 and 19)		707,968
Insurance reserve		1,470,019
Sundry liabilities (Note 16)		427,600

	~~W~~	25,780,892

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Sundry liabilities as of December 31, 2008, are as follows:

(In millions of Korean won)	2008

Suspense payable	~~W~~	31,260
Borrowings for others’ business		10,404
Prepaid card and debit card liabilities		19,635
Subscription deposits		39,353
Income tax payable		144,393
Others		182,555

	~~W~~	427,600

17. Shareholders’ Equity
Capital Stock
The details of capital stock as of December 31, 2008, are as follows:

(In Korean won except per share amounts)	2008

Number of authorized shares		1,000,000,000
Par value per share	~~W~~	5,000
Number of issued shares		356,351,693
Capital Surplus
Capital surplus as of December 31, 2008, consists of:

(In millions of Korean won)	Beginning		Changes		Ending

Paid-in capital in excess of par value	~~W~~	11,273,091	~~W~~	(7,678)	~~W~~	11,265,413
Other		4,208,098		—		4,208,098

	~~W~~	15,481,189	~~W~~	(7,678)	~~W~~	15,473,511

The excess value, which is greater than capital reserve under commercial law, of transferred shares of subsidiaries including treasury shares of Kookmin Bank over the Parent Company’s issued capital stock is recorded as other capital surplus, a part of paid-in-capital in excess of par value.
Capital Adjustments
The changes in capital adjustments as of December 31, 2008, are as follows:

(In millions of Korean won)	Beginning		Changes		Ending

Treasury stock purchased[1]	~~W~~	(4,208,098)	~~W~~	1,497,749	~~W~~	(2,710,349)
Loss on sale of treasury stock		—		(432,335)		(432,335)
Others		—		(2,418)		(2,418)

	~~W~~	(4,208,098)	~~W~~	1,062,996	~~W~~	(3,145,102)

[1]	As of December 31, 2008, treasury stock consists of 47,407,671 common shares, which were issued by the Consolidated Company and have no voting rights under the Article 48 of the Financial Holding Company Act.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Through the stock transfer, Kookmin Bank acquired 73,607,601 shares of the Parent Company and has 47,407,671 shares as of December 31, 2008, after disposing of 26,199,930 shares for the period ended December 31, 2008.
Accumulated Other Comprehensive Income
The changes in accumulated other comprehensive income for the period ended December 31, 2008, are as follows:

	Beginning				Ending
(In millions of Korean won)	Balance		Changes		Balance

Gain on valuation of available-for-sale securities	~~W~~	—	~~W~~	193,231	~~W~~	193,231
Gain on valuation of held-to-maturity securities		—		27		27
Gain on valuation of equity method investments		—		9,581		9,581
Loss on valuation of equity method investments		—		(9,634)		(9,634)
Gain on valuation of derivatives		—		442		442
Gain on revaluation of property and equipment		—		893,856		893,856

	~~W~~	—	~~W~~	1,087,503	~~W~~	1,087,503

Legal Reserve
As required by Article 53 of the Financial Holding Company Act, the Parent Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.
18. Share-Based Payments
The Consolidated Company granted several share-based payments to employees and executives including the president. When the stock options are exercised, the Consolidated Company has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of the Board of Directors on August 23, 2005, Kookmin Bank changed the settlement method from issuance of treasury stock to payment of cash equivalent to the difference between the market price and the exercise price only after the remaining treasury stock is issued. The exercisable shares due to the establishment of the Parent Company on September 29, 2008, are switched to common stocks of the Parent Company. Accordingly, the compensation cost of stock options granted before and after the effective date of SKFAS No. 22, Share-based Payments, was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35, Accounting for Stock Options, and the fair value method, respectively.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The details of the share-based payments as of December 31, 2008, are as follows:

		Exercise	Granted
(In number of shares)	Grant Date	Period (years)	Shares[1]	Grant Conditions

Stock Options
(Kookmin Bank)
Series 2	01.03.15	8	59,815	Service period: 1 year
Series 7	01.11.16	8	150,000	Service period: 3 years
Series 8-1 [3]	02.03.22	8	46,000	Service period: 1, 3 years
Series 8-2 [4]	02.03.22	8	330,000	Service period: 1, 3 years
Series 9 [4]	02.07.26	8	30,000	Service period: 3 years
Series 10-1 [3]	03.03.21	8	60,000	Service period: 3 years
Series 10-2 [4]	03.03.21	8	120,000	Service period: 3 years
Series 11 [4]	03.08.27	8	30,000	Service period: 3 years
Series 12 [4]	04.02.09	8	60,000	Service period: 1 year
Series 13-1 [3]	04.03.23	8	20,000	Service period: 1 year
Series 14 [3,4]	04.11.01	8	700,000	Service period: 3 years [6]
Series 15-1 [3]	05.03.18	8	165,000	Service period: 3 years
Series 15-2 [4]	05.03.18	8	750,000	Service period: 3 years
Series 16 [4]	05.04.27	8	15,000	Service period: 3 years
Series 17 [4]	05.07.22	8	30,000	Service period: 3 years
Series 18 [4]	05.08.23	8	15,000	Service period: 3 years
Series 19 [2]	06.03.24	8	930,000	Service period: 1, 2, 3 years
Series 20 [2]	06.04.28	8	30,000	Service period: 3 years
Series 21 [2]	06.10.27	8	20,000	Service period: 2 years
Series 22 [2]	07.02.08	8	885,000	Service period: 1, 3 years
Series 23 [2]	07.03.23	8	30,000	Service period: 3 years
Series Kookmin Credit Card -1 [5]	01.03.22	10	22,146	Service period: 1 year
Series Kookmin Credit Card -2 [3,5]	02.03.29	9	9,990	Service period: 2 years

			4,507,951

Stock Grants [12]
(KB Financial Group Inc.)
Series 1	08.09.29	—	160,006	Service fulfillment [7] Achievements of target [8]

(Kookmin Bank)
Series 1	07.11.01	—	63,450	Service period: 3 years [9,11]
Series 2 ~ 6	08.01.01 ~ 08.03.19	—	126,242	Service period: 2 years [10]
Series 7	08.03.20	—	28,566	Service period: 1, 3 years [9,11]
Series 8	08.03.25	—	7,440	Service period: 2, 3 years [10,11]
Series 9	08.06.23	—	3,840	Service period: 2 years [10]
Series 10 ~ 11	08.09.11 ~ 08.09.20	—	16,515	Service period: 2 years [10]
Series 12	08.10.18	—	5,760	Service period: 3 year [10]

			251,813

			411,819

			4,919,770

[1]	Granted shares represent the total number of shares initially granted to each employee and executive, some of which have not been exercised as of the current balance sheet date.
See report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008

[2]	The exercise price is adjusted by the rate of increase in the aggregate market value of major competitors at the balance sheet date.

[3]	The exercise price is adjusted by the rate of increase in the average stock price index of the banking industry at the balance sheet date. For the Series Kookmin Credit Card -2, the exercise price is adjusted by the rate of increase in the average stock price index of the banking industry and Korea Composite Stock Price Index (KOSPI) at the balance sheet date.

[4]	The actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service.

[5]	Kookmin Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. whose exercise price and number of shares were adjusted in proportion to the merger ratio.

[6]	The 300,000 shares are vested when the targeted ROE is accomplished; 200,000 shares vested when targeted BIS ratio is achieved; and 200,000 shares vested when targeted return on shareholders’ equity is met.

[7]	In order to exercise their stock grants, at least three years of service as vesting period are required for executive directors, while the fulfillment of their remaining contracted service period is required for non-executive directors.

[8]	The 30 percent of the shares to be granted will be based on the achievement of the targeted asset incremental ratio, while another 30 percent will be based on the targeted return on asset ratio. The remaining 40 percent will be based on the achievement of the targeted relative TSR ratio. However, some of total granted shares will be compensated regardless of the above achievements of the targets as long as service requirement is fulfilled.

[9]	The 25 percent of granted shares are vested when targeted assets growth rate is accomplished; 25 percent of granted shares vested when targeted ROA is achieved, and 50 percent of granted shares vested when targeted relative TSR is met.

[10]	The 30 percent of granted shares are vested when targeted KPI is accomplished; 30 percent of granted shares vested when targeted financial result of Kookmin Bank is achieved; and 40 percent of granted shares vested when targeted relative TSR is met.

[11]	For several stock grants, granted shares are vested without non-market performance conditions.

[12]	Under the stock grant, the number of vested shares among the maximum of exercisable granted shares predetermined on grant date is determined based on the achievement of the targeted performance results.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The changes in granted shares and the weighted average exercise price of the stock options, except for stock grants for the period ended December 31, 2008, are as follows:

							Remaining
(In Korean won,							Period to
except per share					Exercise		Maturity
amounts)	Beginning	Exercised	Expired	Ending	Price		(years)

Series 2	68,761	22,267	—	46,494	~~W~~	28,027	0.20
Series 7	75,000	—	—	75,000		51,200	0.88
Series 8-1	28,263	3,321	—	24,942		57,100	1.22
Series 8-2	196,831	—	—	196,831		57,100	1.22
Series 9	23,899	—	—	23,899		58,800	1.57
Series 10-1	40,063	—	—	40,063		47,360	2.22
Series 10-2	67,993	—	—	67,993		35,500	2.22
Series 11	5,091	—	—	5,091		40,500	2.65
Series 12	54,250	—	—	54,250		46,100	3.11
Series 13-1	20,000	—	—	20,000		48,800	3.23
Series 14	610,000	—	—	610,000		50,600	3.84
Series 15-1	125,362	—	—	125,362		54,656	4.21
Series 15-2	510,007	—	963	509,044		46,800	4.21
Series 16	8,827	—	—	8,827		45,700	4.32
Series 17	30,000	—	559	29,441		49,200	4.56
Series 18	7,212	—	—	7,212		53,000	4.65
Series 19	817,644	—	63,409	754,235		77,056	5.23
Series 20	30,000	—	4,233	25,767		81,900	5.33
Series 21	20,000	—	1,013	18,987		76,600	5.82
Series 22	883,026	—	115,495	767,531		77,100	6.11
Series 23	30,000	—	14,754	15,246		84,500	6.23
Series Kookmin Credit Card -1	22,146	—	—	22,146		71,538	2.22
Series Kookmin Credit Card -2	9,990	—	—	9,990		129,100	2.24

	3,684,365	25,588	200,426	3,458,351		61,837	4.38

The weighted average stock price of the stock options exercised for the period ended December 31, 2008, is ~~W~~ 57,016 per share.
Series 22 and Series 23 are measured at fair value based on the Black-Scholes Model, and the factors used in determining the fair value, are as follows:

					Expected
					Stock
			Exercise		Price		Expected		Risk
	Stock Price		Price per		Volatility	Maturity	Dividend		Free
(In Korean won)	per Share		Share		(%)	(years)	per Share		Rate (%)	Fair Value

Series 22-1 (Director)	~~W~~	33,200	~~W~~	77,100	31.92	3.28	~~W~~	3,117	2.82	~~W~~	814
Series 22-2 (Employee)		33,200		77,100	29.10	4.07		3,817	2.90		857
Series 23		33,200		84,500	31.37	3.40		3,223	2.83		589
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The expected weighted average exercise period was separately estimated for directors and employees in order to reflect the possibility of an early exercise. The historical stock price volatility during the respective expected exercise period was applied to the calculation of the expected stock price volatility and estimated based on the cross volatility of the stock price between the Parent Company and its competitors after October 10, 2008, and the between Kookmin Bank and Kookmin Bank’s competitors before October 10, 2008 in order to adjust the exercise price in proportion to the change of the market value of the competitors.
The value of stock grant is measured at fair value as of December 31, 2008. The amount for each stock grant is ~~W~~ 33,200.
As of December 31, 2008, the accrued expenses under the share-based payment amounted to ~~W~~ 3,119 million and the intrinsic value of the vested share option amounted to ~~W~~ 364 million. The reversal of the compensation cost amounting to ~~W~~ 27,291 million was reflected as selling and administration expenses for the period ended December 31, 2008.
19. Contingencies and Commitments
The Consolidated Company holds written-off loans receivable, over which the Consolidated Company still has claims on the borrowers and guarantors, amounting to ~~W~~ 11,705,037 million as of December 31, 2008.
As of December 31, 2008, the Consolidated Company recorded receivables amounting to ~~W~~ 4,560,352 million and payables amounting to ~~W~~ 4,561,021 million for unsettled foreign currency spot transactions.
As of December 31, 2008, the Consolidated Company has entered into commitments to provide credit lines of ~~W~~ 210,282 million to asset securitization companies and to purchase their commercial papers for up to ~~W~~ 1,555,300 million. The said commitments will ensure availability of funds in case these asset securitization companies experience cash shortage when they eventually redeem their issued debentures and related interests. As of December 31, 2008, under these commitments, extended loans amounted to ~~W~~ 2,210 million, while purchased commercial papers amounted to ~~W~~ 471,800 million. The expected loss of ~~W~~ 2,367 million from the commitments made is recorded as other liability. In addition, unused credit in foreign currencies amounts to ~~W~~ 10,065,249 million and the unused credit, excluding for the unused credit limit for other allowances, amounts to ~~W~~ 1,361,458 million as of December 31, 2008.
On December 17, 2008, the Consolidated Company agreed to subscribe ~~W~~ 1,050,836 million in private indirect reinvestment trusts for stabilization of bond markets. The subscribed amount for the current period is ~~W~~ 525,418 million, and as of December 31, 2008, the outstanding amount to be subscribed is ~~W~~ 525,418 million.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Commitments the Consolidated Company made with financial institutions are as follows:

(In millions of					Current
Korean won)	Creditor	Debtor	Credit Limit		Balance

Overdraft accounts	Korea Securities Finance Corp.	KB Asset Management Co., Ltd.	~~W~~	30,000	~~W~~	—

Discounted Commercial Paper	Korea Securities Finance Corp.	KB Investment & Securities Co., Ltd.		100,000	—
	Korea Exchange Bank	KB Real Estate Trust Co., Ltd.		15,000	—
	Tong Yang Securities Inc.	KB Real Estate Trust Co., Ltd.		40,000		10,000
	Meritz Investment Bank	KB Real Estate Trust Co., Ltd.		10,000	—

				165,000		10,000

Half-day call loan	Korea Securities Finance Corp.	KB Investment & Securities Co., Ltd.		50,000	—

Operating loan	Korea Securities Finance Corp.	KB Investment & Securities Co., Ltd.		50,000	—

General purpose loan	Hana Bank	KB Financial Group Inc.		50,000		10,000
		KB Real Estate Trust Co., Ltd.		40,000		22,800
	Woori Bank	KB Financial Group Inc.		130,000		120,000
		KB Real Estate Trust Co., Ltd.		30,000		12,500

				250,000		165,300

			~~W~~	545,000	~~W~~	175,300

As of December 31, 2008, Korea Housing Guarantee Co., Ltd. has issued six promissory notes to KB Real Estate Trust Co., Ltd. with a total face value of ~~W~~ 1,023,178 million as a guarantee for land trust business. Additionally, the guarantee of ~~W~~ 94,268 million by Seoul Guarantee Insurance Company for land trust business has been provided.
KB Data Systems Co., Ltd. is responsible for providing the additional service for repair which may occur within one year for certain service contracts. Accordingly, KB Data Systems Co., Ltd. has been provided with the guarantee of ~~W~~ 3,195 million by Seoul Guarantee Insurance Company.
The Consolidated Company entered into business cooperation agreements with Citibank and Nonghyup regarding the credit card business. Accordingly, the revenue from credit card business is proportionally recognized for each company.
The face value of the consumer investment securities amounts to ~~W~~ 257,340 million as of December 31, 2008.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The Consolidated Company has filed 143 lawsuits (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate claims of ~~W~~ 443,910 million and faces 270 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 1,281,788 million, which arose in the normal course of the business and are still pending as of December 31, 2008. The Korea Lottery Service Inc. (the “KLS”) filed lawsuits against Kookmin Bank in relation to the commitment fees (3 cases with aggregate claims of ~~W~~ 599,713 million). However, the government (lottery fund) will be substantially liable for the damages if the court rules in favor of the plaintiff. Thus, it is expected that the lawsuits would not affect Kookmin Bank’s financial position. In relation to one case with claims of ~~W~~ 19,557 million, the high court ordered Kookmin Bank to pay the commitment fee of ~~W~~ 4,495 million and related past due interest to KLS, and the third trial is pending at the Supreme Court as of December 31, 2008. For the case with claims of ~~W~~ 445,877 million, the court ordered the payments of commitment fee, ~~W~~ 122,740 million, and related past due interest to KLS as a result of the first trial, and consequently the second trial is pending. The case with claims of ~~W~~ 134,279 million is in progress at the first trial as of December 31, 2008.
The government also filed a civil lawsuit against KLS, the accounting firm, the Bank and their responsible persons with aggregate claims amounting to ~~W~~ 320,800 million for the overpayment of lottery service commission fees to KLS. This litigation is pending at the first trial as of December 31, 2008. On January 8, 2009, at the criminal lawsuit filed by the Korea Prosecutory Authorities against Kookmin Bank’s employee, the High Court declared Kookmin Bank’s employee not guilty. However, the prosecutor appealed to the Supreme Court against the above decision on January 13, 2009. It is uncertain that Kookmin Bank will be ultimately liable for the aforementioned aggregate claims in the civil lawsuit, and a reliable estimate cannot be made of the amount of the potential liabilities as of December 31, 2008.
In 2008, the government had filed a civil lawsuit against Kookmin Bank for the return of ~~W~~ 116,646 million of commission fee, claiming that the commission fee related to the management of the National Housing Fund was unduly overpaid. The first court decided in favor of Kookmin Bank on January 9, 2009. But the government appealed to the High Court against the above decision on January 30, 2009.
Kookmin Bank purchased outstanding 29,972,840 shares of a Joint Stock Company, Bank CenterCredit (Kazakhstan) (the “BCC”) representing 23 percent of the total outstanding shares from existing shareholders from the Kazakhstan Stock Exchange on August 27, 2008, and additional 14,163,836 shares (including 10,298,558 forfeited shares) from new stock issuance on November 21, 2008. As a result, Kookmin Bank currently holds 30.55 percent (44,136,676 shares) of the total issued shares. In addition, the Bank is planning to purchase additional shares to increase its ownership to over 50.1 percent within 30 months after the aforementioned initial acquisition date.
Kookmin Bank was assessed on income tax and others of ~~W~~ 438,975 million as a consequence of the regular tax audit performed by the Seoul Regional Tax Office and paid it in 2007. The Bank has filed an appeal against the above assessment through proper legal procedures.
Borrowed securities held by KB Investment & Securities Co., Ltd. are planned to be used for the securities lending and borrowing transaction and ultimately financially support the Consolidated Company. The total amount of borrowed securities under the plan is ~~W~~ 283,835 million as of December 31, 2008.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The notional amounts outstanding for derivative contracts as of December 31, 2008, are as follows:

(In millions of Korean won)	Trading		Hedge		Total [1]

Interest rate
Interest rate futures	~~W~~	4,312,651	~~W~~	—	~~W~~	4,312,651
Interest rate swaps		78,629,856		5,359,799		83,989,655
Interest rate options purchased		3,250,000		—		3,250,000
Interest rate options sold		3,585,475		—		3,585,475

		89,777,982		5,359,799		95,137,781

Currency
Currency forwards		60,978,331		793,597		61,771,928
Currency futures		1,434,797		—		1,434,797
Currency swaps		21,371,552		—		21,371,552
Currency options purchased [2]		7,173,716		—		7,173,716
Currency options sold [2]		7,143,368		—		7,143,368

		98,101,764		793,597		98,895,361

Stock
Stock index futures		6,173		—		6,173
Stock options purchased		848,728		—		848,728
Stock options sold		1,780,375		—		1,780,375
Stock swaps		495,523		—		495,523

		3,130,799		—		3,130,799

Others
Merchandise options purchased		44,497		—		44,497
Merchandise options sold		43,389		—		43,389
Merchandise forwards		120,397		—		120,397
Merchandise swaps		957		—		957
Other derivatives		60,000		190,000		250,000

		269,240		190,000		459,240

	~~W~~	191,279,785	~~W~~	6,343,396	~~W~~	197,623,181

[1]	For transactions (excluding currency option) between the Korean won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate at balance sheet date based on the contract amount in foreign currencies. For transactions (excluding currency option) between foreign currencies and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate at balance sheet date based on foreign currencies purchased.

[2]	For currency option transactions, unsettled amount of transaction is classified into currency options purchased or currency options sold pursuant to the Accounting Guidelines’ Appendix 5 of the Financial Supervisory Commission in Republic of Korea. For transactions between the Korean won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate at balance sheet date based on the contract amount in foreign currencies. For transactions between foreign currencies and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate at balance sheet dates based on the currencies expected to receive at maturity.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The details of derivatives and the valuation of derivatives for the period ended December 31, 2008, are as follows:

(In millions of Korean	Gain(Loss) on Valuation (P/L)						Gain (loss) on Valuation (B/S)
won)	Trading		Hedge		Total		Assets		Liabilities

Interest rate
Interest rate options purchased	~~W~~	19,683	~~W~~	—	~~W~~	19,683	~~W~~	48,415	~~W~~	—
Interest rate option sold		(14,271)		—		(14,271)		14		37,409
Interest rate swaps		(311,936)		503,898		191,962		1,228,306		1,410,650

		(306,524)		503,898		197,374		1,276,735		1,448,059

Currency
Currency forwards		1,303,234		(68,741)		1,234,493		4,424,925		2,718,543
Currency swaps		(790,345)		—		(790,345)		1,303,579		2,588,290
Currency options purchased		592,405		—		592,405		1,046,702		—
Currency options sold		(294,901)		—		(294,901)		—		597,169

		810,393		(68,741)		741,652		6,775,206		5,904,002

Stock
Stock option purchased		55,191		—		55,191		290,622		—
Stock options sold		158,389		—		158,389		—		481,938
Stock swaps		(131,088)		—		(131,088)		16,963		181,682

		82,492		—		82,492		307,585		663,620

Others
Merchandise options purchased		(449)		—		(449)		590		—
Merchandise options sold		439		—		439		—		573
Merchandise forwards		(274)		—		(274)		16,381		15,846
Merchandise swaps		(21)		—		(21)		1,295		1,281
Other derivatives		(3,178)		19,403		16,225		7,810		9,594

		(3,483)		19,403		15,920		26,076		27,294

	~~W~~	582,878	~~W~~	454,560	~~W~~	1,037,438	~~W~~	8,385,602	~~W~~	8,042,975

The valuation of cash flow hedge accounting is not included.
The Consolidated Company uses various derivative instruments for trading activities and hedging activities to cover foreign exchange risks and interest risks in relation to securities and debentures and to manage interest risks for clients. The unsettled notional amount and the valuation gain or loss for hedging transaction are accounted pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
The Consolidated Company holds derivative instruments accounted for as fair value hedges applied to subordinated bonds, structured bonds, structured deposits, off-shore finance bonds, and equity method investments in foreign currencies. The Consolidated Company recognized ~~W~~ 495,194 million in losses on valuation of fair value hedged items for the period ended December 31, 2008. In addition, the interest rate swap and the currency forwards covers the fair value changes of the hedged items resulting from the fluctuation in interest and exchange rate. The sum of differences between the interest rate swap and the currency forwards designated as the fair value hedging instrument and the valuation gain (loss) on the structured bond and the securities using the equity method in foreign currency, and the differences between spot and forward exchange rates, excluded from the evaluation of the hedging effect, is the ineffective portion amounted to ~~W~~ 39,616 million.
The details of the credit default swap as of December 31, 2008, are as follows:

(In millions of Korean won)	Amount		Reference Entity	Credits Grades

Sold credit default swap	~~W~~	3,000	Large Korean corporations	A
Sold credit default swap		100,000	Large Korean corporations	AAA
Sold credit default swap		100,000	Large Korean corporations	AA+
Sold credit default swap		251,500	Korean financial institutions	AAA
Loss can be incurred in relation to the sale of the credit default swap in case of credit events such as default of the reference entity.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
20. Assets and Liabilities Denominated in Foreign Currencies
Significant assets and liabilities denominated in foreign currencies as of December 31, 2008, are as follows:

		Foreign	USD	KRW
		Currencies	Equivalent [1]	Equivalent
	Currency	(In thousands)	(In thousands)	(In millions)

Assets
Foreign currencies	USD	71,429	71,429	89,822
	JPY	5,789,537	64,175	80,700
	EUR	29,533	41,716	52,458
	GBP	1,851	2,676	3,364
	Others	—	36,721	46,177

			216,717	272,521

Due from banks in foreign currencies	USD	931,275	931,275	1,171,078
	JPY	553,218	6,132	7,711
	EUR	8,229	11,623	14,616
	GBP	759	1,098	1,380
	Others	—	72,178	90,764

			1,022,306	1,285,549

Securities in foreign currencies	USD	1,070,377	1,070,377	1,345,998
	JPY	1,527,556	16,932	21,292
	EUR	60,192	85,021	106,914
	Others	—	639,096	803,665

			1,811,426	2,277,869

Loans in foreign currencies	USD	4,519,678	4,519,678	5,683,495
	JPY	169,324,007	1,876,891	2,360,190
	EUR	42,143	59,528	74,856
	Others	—	191,517	240,833

			6,647,614	8,359,374

Domestic usance import bill	USD	1,700,233	1,700,233	2,138,042
	JPY	14,523,965	160,993	202,448
	EUR	51,285	72,440	91,093
	GBP	742	1,073	1,350
	Others	—	9,513	11,964

			1,944,252	2,444,897

Bills bought in foreign currencies	USD	1,869,641	1,869,641	2,351,074
	JPY	4,600,070	50,990	64,120
	EUR	144,013	203,419	255,799
	GBP	5,019	7,255	9,123
	Others	—	59,085	74,299

			2,190,390	2,754,415

Call loans in foreign currencies	USD	20,573	20,573	25,871
	JPY	930,000	10,309	12,963
	EUR	4,578	6,467	8,132
	GBP	2,600	3,758	4,726
	Others	—	5,003	6,291

			46,110	57,983

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008

		Foreign	USD	KRW
		Currencies	Equivalent [1]	Equivalent
	Currency	(In thousands)	(In thousands)	(In millions)

Liabilities
Deposits in foreign currencies	USD	1,857,472	1,857,472	2,335,771
	JPY	20,080,448	222,584	279,899
	EUR	50,442	71,250	89,597
	GBP	6,962	10,064	12,655
	Others	—	147,107	184,987

			2,308,477	2,902,909

Borrowings in foreign currencies	USD	4,112,167	4,112,167	5,171,049
	JPY	81,171,966	899,760	1,131,448
	EUR	720,179	1,017,253	1,279,196
	GBP	215,045	310,836	390,876
	Others	—	10,640	13,381

			6,350,656	7,985,950

Call money in foreign currencies	USD	1,480,000	1,480,000	1,861,100
	EUR	140,500	198,456	249,559
	Others	—	21,592	27,152

			1,700,048	2,137,811

Debentures in foreign currencies	USD	1,456,731	1,456,731	1,831,839
	JPY	126,400,000	1,401,095	1,761,877
	EUR	35,000	49,438	62,168
	Others	—	50,965	64,089

			2,958,229	3,719,973

Foreign currencies bills payable	USD	44,162	44,162	55,534
	JPY	446,474	4,949	6,223
	EUR	2,656	3,751	4,717
	GBP	84	121	152
	Others	—	342	430

			53,325	67,056

[1]	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the basic rates of exchange at balance sheet date.
21. Selling and Administrative Expenses
Selling and administrative expenses for the period ended December 31, 2008, are as follows:

(In millions of Korean won)	2008

Salaries	~~W~~	698,990
Provision for severance benefits		96,747
Severance benefits for voluntary resignation		89,785
Welfare expenses		338,736
Rental expenses		90,886
Depreciation & amortization (Note 9 and 10)		267,076
Tax and dues		87,731
Advertising		57,578
Development expenses		71,004
Other		265,864

	~~W~~	2,064,397

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Information for calculating value added for the period ended December 31, 2008, is as follows:

(In millions of Korean won)	2008

Salaries	~~W~~	698,990
Provision for severance benefits		96,747
Severance benefits for voluntary resignation		89,785
Welfare expenses		338,736
Rental expenses		90,886
Depreciation and amortization		267,076
Tax and dues		87,731

	~~W~~	1,669,951

Other selling and administrative expenses for the period ended December 31, 2008, are as follows

(In millions of Korean won)	2008

Communication	~~W~~	29,500
Electricity and utilities		10,608
Publication		13,219
Repairs maintenance		8,989
Vehicle		16,736
Training		18,274
Office supplies		21,864
Travel		3,243
Commission expenses		81,009
Other		62,422

	~~W~~	265,864

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
22. Income Tax
Income tax expense for the period ended December 31, 2008, consists of:

(In millions of Korean won)	2008

Parent Company
Income tax payable	~~W~~	—
Changes in deferred income tax assets and liabilities		4,649

Total income tax effect		4,649
Income tax expense or benefit allocated directly to shareholders’ equity		(4,482)

Income tax expense		167

Subsidiaries
Income tax payable		107,086
Changes in deferred income tax assets and liabilities		(213,622)
Income tax expense of overseas branch		3,616

Total income tax effect		(102,920)
Income tax expense or benefit allocated directly to shareholders’ equity		432,333

Income tax expense		329,413

	~~W~~	329,580

Deferred income tax assets and liabilities in the consolidated financial statements as of December 31, 2008, are as follows:

(In millions of Korean won)	Assets		Liabilities

KB Financial Group Inc.	~~W~~	—	~~W~~	4,655
Kookmin Bank [1]		—		143,021
KB Investment & Securities Co., Ltd.		—		11,211
KB Asset Management Co., Ltd.		37		—
KB Real Estate Trust Co., Ltd.		6,669		—
KB Investment Co., Ltd.		2,809		—
KB Futures Co., Ltd.		—		1,214
KB Credit Information Co., Ltd.		64		—
KB Data Systems Co., Ltd.		5,054		—

	~~W~~	14,633	~~W~~	160,101

[1]	Based on its consolidated financial statements including KB Life Insurance, Kookmin Bank Int’l Ltd.(London) and Kookmin Bank Hong Kong Ltd. as subsidiaries.
The Consolidated Company’s statutory tax rate including resident tax surcharge is 27.5 percent for the period ended December 31, 2008. However, due to tax adjustments, the effective tax rate for the period ended December 31, 2008, is 35.08 percent.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
23. Earnings Per Share
Basic earnings per share for the period ended December 31, 2008, is calculated as follows:

(In Korean won, except per share amount)	2008

Parent Company interest in net income	~~W~~	611,926,551,438
Weighted-average number of common shares outstanding [1]		286,715,961

Basic earnings per share	~~W~~	2,134

[1]	The weighted average number of common shares outstanding is computed as follows:

(In number of shares)	2008

Beginning	356,351,693
Acquisition of treasury stock	(73,607,601)
Sale of treasury stock	3,971,869

Weighted average number of common shares outstanding	286,715,961

Basic earnings per share for the period ended December 31, 2008, equals the diluted earnings per share because there has been no dilution in the weighted average number of common stock outstanding.
Potential common stocks not included in the computation of diluted earnings per share for the period ended December 31, 2008, due to the effect of anti-dilutive, may result in the dilution of earnings per share in the future.
The number of potential common stock which may result in the dilution of earnings per share follows:

(In number of shares)	Number of Shares to Be Issued

Stock grants	411,819
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
24. Comprehensive Income
Comprehensive income for the period ended December 31, 2008, consists of:

(In millions of Korean won)	2008

Net income	~~W~~	609,828
Other comprehensive income
Gain on valuation of available-for-sale securities		193,260
Gain on valuation of held-to-maturity securities		59
Gain on valuation of equity method investments		9,581
Loss on valuation of equity method investments		(9,634)
Gain on valuation of derivatives		866
Gain on revaluation of property and equipment		893,856

Comprehensive income	~~W~~	1,697,816

Parent Company’s comprehensive income	~~W~~	1,699,430
Minority’s comprehensive income		(1,614)
25. Segment Financial Information
Balance sheets per business segment as of December 31, 2008, are as follows:

	Financial &
	Insurance		Non-Financial		Consolidation
(In millions of Korean won)	Business		Business		Adjustment		Total

Cash and due from banks	~~W~~	8,484,952	~~W~~	21,970	~~W~~	(190,725)	~~W~~	8,316,197
Securities		57,065,999		—		(18,080,731)		38,985,268
Loans receivable		200,488,233		798		(1,558,845)		198,930,186
Property and equipment		3,504,735		311		(2,497)		3,502,549
Other assets		18,424,268		23,453		(633,130)		17,814,591

	~~W~~	287,968,187	~~W~~	46,532	~~W~~	(20,465,928)	~~W~~	267,548,791

Deposits		162,843,928		—		(633,556)		162,210,372
Borrowings		64,606,053		—		(1,110,573)		63,495,480
Other liabilities		26,136,490		19,993		(375,591)		25,780,892

		253,586,471		19,993		(2,119,720)		251,486,744

Common stock		4,624,716		8,000		(2,850,958)		1,781,758
Capital surplus		21,874,713		—		(6,401,202)		15,473,511
Capital adjustments		(3,146,344)		—		1,242		(3,145,102)
Accumulated other comprehensive income		1,514,342		—		(426,839)		1,087,503
Retained earnings		9,514,289		18,539		(8,901,887)		630,941
Minority interests		—		—		233,436		233,436

		34,381,716		26,539		(18,346,208)		16,062,047

	~~W~~	287,968,187	~~W~~	46,532	~~W~~	(20,465,928)	~~W~~	267,548,791

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Statements of income per business segment for the period ended December 31, 2008, are as follows:

	Financial &
	Insurance		Non-Financial		Consolidation
(In millions of Korean won)	Business		Business		Adjustment		Total

Operating revenue	~~W~~	29,777,854	~~W~~	101,744	~~W~~	(150,315)	~~W~~	29,729,283
Operating expenses		29,626,354		94,194		(618,566)		29,101,982

Operating income		151,500		7,550		468,251		627,301
Non-operating income		521,461		(595)		(208,759)		312,107

Income before income tax		672,961		6,955		259,492		939,408
Income tax expense		420,100		1,877		(92,397)		329,580

Net income	~~W~~	252,861	~~W~~	5,078	~~W~~	351,889	~~W~~	609,828

Parent Company interests	~~W~~	252,861	~~W~~	5,078	~~W~~	353,988	~~W~~	611,927
Minority interests		—		—		(2,099)		(2,099)
Financial information per industry segment as of and for the period ended December 31, 2008, is as follows:

							Consolidation
(In millions of Korean won)	Banking		Trust Account		Others		Adjustment		Total

Operating revenue	~~W~~	29,034,718	~~W~~	112,533	~~W~~	732,347	~~W~~	(150,315)	~~W~~	29,729,283
Less: inter-company transaction		(61,922)		(4,960)		(83,433)		150,315		—

Net operating revenue	~~W~~	28,972,796	~~W~~	107,573	~~W~~	648,914	~~W~~	—	~~W~~	29,729,283

Operating income	~~W~~	128,429	~~W~~	(110)	~~W~~	30,731	~~W~~	468,251	~~W~~	627,301

Cash and due from banks	~~W~~	7,752,537	~~W~~	296,440	~~W~~	457,945	~~W~~	(190,725)	~~W~~	8,316,197
Securities		35,264,653		2,246,279		19,555,067		(18,080,731)		38,985,268
Loans receivable		199,450,270		508,651		530,110		(1,558,845)		198,930,186
Property and equipment		3,493,078		—		11,968		(2,497)		3,502,549
Other assets		17,262,783		463,614		721,324		(633,130)		17,814,591

	~~W~~	263,223,321	~~W~~	3,514,984	~~W~~	21,276,414	~~W~~	(20,465,928)	~~W~~	267,548,791

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Financial information per geographical area as of and for the period ended December 31, 2008, are as follows:

					Consolidation
(In millions of Korean won)	Domestic		Overseas		Adjustment		Total

Operating revenue	~~W~~	29,840,606	~~W~~	38,992	~~W~~	(150,315)	~~W~~	29,729,283
Less: inter-company transaction		(151,185)		870		150,315		—

Net operating revenue	~~W~~	29,689,421	~~W~~	39,862	~~W~~	—	~~W~~	29,729,283

Operating income	~~W~~	159,812	~~W~~	(762)	~~W~~	468,251	~~W~~	627,301

Cash and due from banks	~~W~~	8,482,681	~~W~~	24,241	~~W~~	(190,725)	~~W~~	8,316,197
Securities		56,730,263		335,736		(18,080,731)		38,985,268
Loans receivable		199,733,586		755,445		(1,558,845)		198,930,186
Property and equipment		3,504,735		311		(2,497)		3,502,549
Other assets		18,433,311		14,410		(633,130)		17,814,591

	~~W~~	286,884,576	~~W~~	1,130,143	~~W~~	(20,465,928)	~~W~~	267,548,791

26. Related Party Transactions
Significant balances with related parties as of December 31, 2008, are as follows:

(In millions of Korean won)	Assets		Liabilities

Parent Company
KB Financial Group Inc.	~~W~~	216,203	~~W~~	362

Subsidiaries
Kookmin Bank		974,040		1,109,543
KB Investment & Securities., Ltd.		6,914		202,365
KB Life Insurance Co., Ltd.		8,776		3,335
KB Asset Management Co., Ltd.		107,444		110
KB Real Estate Trust Co., Ltd.		742		31,767
KB Investment Co., Ltd.		19		10,345
KB Futures Co., Ltd.		11,470		1,949
KB Credit Information Co., Ltd.		40,970		95
KB Data Systems Co., Ltd.		41,340		175
Trust accounts [1]		427,277		32,922
Kookmin Bank International Ltd. (London)		288,548		491,392
Kookmin Bank Hong Kong Ltd.		164,029		403,412

		2,071,569		2,287,410

	~~W~~	2,287,772	~~W~~	2,287,772

[1]	Trust accounts whose principal or fixed rate of return are guaranteed.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
Significant transactions with related parties for the period ended December 31, 2008, are as follows:

(In millions of Korean won)	Revenues		Expenses[2]

Parent Company
KB Financial Group Inc.	~~W~~	1,287	~~W~~	138

Subsidiaries
Kookmin Bank		68,239		62,843
KB Investment & Securities., Ltd.		1,249		909
KB Life Insurance Co., Ltd.		2		23,377
KB Asset Management Co., Ltd.		2,983		341
KB Real Estate Trust Co., Ltd.		18		834
KB Investment Co., Ltd.		16		442
KB Futures Co., Ltd.		974		16
KB Credit Information Co., Ltd.		26,281		143
KB Data Systems Co., Ltd.		24,080		—
Trust accounts 1		4,960		11,335
Kookmin Bank International Ltd. (London)		1,591		11,366
Kookmin Bank Hong Kong Ltd.		—		19,936

		130,393		131,542

	~~W~~	131,680	~~W~~	131,680

[1]	Trust accounts whose principal or fixed rate of return are guaranteed.

[2]	Excludes bad debt expense.
In addition, fixed assets which were acquired from KB Data Systems Co., Ltd. during the period ended December 31, 2008, amount to ~~W~~ 61,502 million.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008
27. Supplemental Cash Flows Information
The cash flows from operating activities in the statement of cash flows are presented using the indirect method.
The cash and due from banks in the statement of cash flows for the period ended December 31, 2008, are as follows:

(In millions of Korean won)	2008

Cash and checks	~~W~~	2,190,748
Foreign currencies		272,521
Due from banks		5,852,928

		8,316,197
Restricted due from banks		(4,935,604)

	~~W~~	3,380,593

Significant transactions not involving cash inflows and outflows for the period ended December 31, 2008, are as follows

(In millions of Korean won)	2008

Decrease in loans receivable from written off and the exemption of loans	~~W~~	755,297
Increase in accumulated other comprehensive income from valuation of securities		193,205
Increase in accumulated other comprehensive income from revaluation of property and equipment		893,856
Transfer of construction in-progress asset		134,043
See Report of Independent Auditors